UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549


16004871

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

The Republic of Italy	0000052782
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Form 18-K Annual Report of the Republic of Italy for the year ended December 31, 2014	Registration Statement No. 333-152589
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REPUBLIC OF ITALY

By: /s/ Maria Cannata
Name: Dott.ssa Maria Cannata
Title: Director General – Treasury Department – Directorate II Ministry of Economy and Finance

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Exhibit (5)

Report on Public Debt in 2014, dated November 30, 2015

In anni più recenti, con la crisi del debito sovrano che ha investito diversi Paesi dell'area dell'euro a partire dal 2010, le difficoltà gestionali si sono di nuovo e significativamente acuite; in particolare, dalla seconda metà del 2011 e fino al settembre del 2012, la gestione del debito italiano ha presentato livelli di drammatica criticità. Non è un risultato da poco essere riusciti a mantenere una conduzione ordinata ed efficiente del ricorso al mercato in contesti eccezionalmente avversi, dei quali si va spegnendo l'eco e quindi la memoria.

Attualmente, il quadro congiunturale è contraddistinto da un'inflazione estremamente bassa e lontana, in Italia e in Europa, da quel 2 per cento che rappresenta l'obiettivo statutario della Banca Centrale Europea. Anche i tassi di interesse di politica monetaria sono stati conseguentemente portati su livelli straordinariamente bassi per contrastare le spinte deflazionistiche e sostenere la ripresa economica recentemente avviata. Nel contempo, assistiamo all'indebolimento di quelle economie emergenti che hanno fatto da traino alla crescita globale negli ultimi anni.

Questo quadro complessivo si traduce in un assetto dei mercati finanziari che offre opportunità di riduzione della spesa per il servizio del debito; al tempo stesso, la gestione del portafoglio risente dei vincoli dettati dal più elevato livello dei tassi di interesse degli anni passati.

La gestione del debito pubblico italiano continua quindi a perseguire il difficile equilibrio tra la riduzione del rischio che la finanza pubblica possa trovarsi esposta a shock incontrollati, tali da traslarsi in un aumento della spesa per interessi o in difficoltà nel rifinanziamento del debito, e la minimizzazione del costo con un respiro di lungo periodo. A questi fini, i migliori standard adottati da altri Paesi avanzati costituiscono un riferimento costante e un'attività continuativa di aggiornamento e coordinamento tra gli uffici preposti dei vari Stati consente progressivi miglioramenti.

Nel campo dell'informazione, lo sforzo del Ministero ha l'obiettivo di conseguire un equilibrio ottimale tra due obblighi in parziale conflitto: da un lato il dovere di trasparenza, dall'altro il dovere di tutelare informazioni relative a rapporti con terzi, come accade nella prassi internazionale. La gestione del Ministero è peraltro passata regolarmente al vaglio della Corte dei Conti, mentre gli effetti finanziari della gestione sono resi pubblici nelle previsioni dei documenti programmatici, nel bilancio di previsione dello Stato e in tutti i dati di consuntivo, così come dalle istituzioni statistiche nazionali ed europee.

Il Rapporto sul Debito Pubblico vede la luce in questa prima edizione con riferimento al 2014. Dall'anno prossimo verrà pubblicato regolarmente, con cadenza annuale, in primavera, con riferimento all'anno precedente. Si intende così migliorare la qualità e il livello di trasparenza della comunicazione di una funzione cruciale quale la gestione del debito pubblico. Grazie al rapporto, l'informazione già oggi pubblicata in momenti e forme diversi viene integrata in un documento organico e completata con elementi aggiuntivi.

Roma, 30 novembre 2015

INDICE DELLE TABELLE

Tabella II.1: I titoli di Stato domestici

Tabella V.1: Conto consolidato di cassa del Settore Statale (dati in milioni di euro)

Tabella V.2: Emissioni, scadenze e copertura del fabbisogno del Settore Statale (dati in milioni di euro)

Tabella V.3: Conto consolidato di cassa del Settore Pubblico (dati in milioni di euro)

Tabella V.4: Principali aggregati di finanza pubblica (dati in milioni di euro)

Tabella V.5: Raccordo tra fabbisogno del Settore Pubblico ed indebitamento netto delle amministrazioni pubbliche (dati in milioni di euro)

Tabella VI.1: Riepilogo operazioni di concambio del 2014 (importi nominali in milioni di euro)

Tabella VI.2: Riepilogo operazioni di riacquisto del 2014 a valere sul Conto disponibilità (importi nominali in milioni di euro)

Tabella VI.3: Operazioni di rimborso a scadenza con il Fondo di ammortamento del 2014 (importi nominali in milioni di euro)

Tabella VI.4: Composizione delle emissioni 2013-2014 in valore assoluto e percentuale al lordo dei concambi

Tabella VI.5: Vita media dello stock di titoli di Stato (in anni)

Tabella VI.6: Andamento di *duration* e *ARP* negli anni 2012-14 relativamente allo stock di titoli di Stato (in anni)

Tabella VI.7: Andamento di *duration* e *ARP* negli anni 2012-14 relativamente ai titoli di Stato post derivati (in anni)

Tabella VI.8: Portafoglio strumenti derivati – anni 2013-2014 (dati in milioni di euro)

Tabella VI.9: Conto disponibilità e impieghi della liquidità del Tesoro a fine mese – anno 2014 (importi in milioni di euro)

Grafico VI.5: BTP 1 marzo 2030 – distribuzione per tipologia di investitore
Grafico VI.6: BTP 1 marzo 2030 – distribuzione geografica
Grafico VI.7: Rendimenti in asta dei BTP con scadenza tra 3 e 10 anni - anno 2014
Grafico VI.8: Rendimenti in asta dei BTP a lungo termine - anno 2014
Grafico VI.9: Rendimenti in asta dei BTP€i – anno 2014
Grafico VI.10: BTP€i 15 settembre 2024 distribuzione per tipologia d'investitore
Grafico VI.11: BTP€i 15 settembre 2024 distribuzione geografica
Grafico VI.12: Composizione per provenienza geografica degli ordini portati nelle aste dei BTP nominali da parte degli Specialisti in titoli di Stato (anni 2013-2014)
Grafico VI.13: Composizione per tipologia di controparte degli ordini portati nelle aste dei BTP nominali da parte degli Specialisti in titoli di Stato (anni 2013-2014)
Grafico VI.14: Ammontare riacquistato nelle operazioni straordinarie – anni 2010-2014 (importi nominali in milioni di euro)
Grafico VI.15: Composizione dello stock di titoli di Stato al 31 dicembre 2014
Grafico VI.16: Struttura dello stock dei titoli di Stato domestici
Grafico VI.17: Scadenze per classi di vita residua anni 2012-13-14
Grafico VI.18: Curve dei tassi *swap* in euro
Grafico VI.19: Evoluzione prospettica del nozionale del portafoglio derivati nell'ipotesi dei esercizio delle *swaption* (dati in milioni di euro)
Grafico VI.20: Struttura per scadenza del nozionale del portafoglio derivati nell'ipotesi di esercizio delle *swaption* (dati in milioni di euro)
Grafico VI.21: Costo all'emissione dei titoli di Stato – anni 2005-2014 (tassi percentuali)
Grafico VI.22: Costo medio dello stock dei titoli di Stato pre e post derivati – anni 2005-2014 (tassi percentuali)
Grafico VI.23: Impiego medio alle aste OPTES quotidiane (importi in milioni di euro)
Grafico VI.24: Andamento dei tassi *overnight* sul mercato monetario e alle aste OPTES nel 2014 (tassi percentuali)
Grafico VI.25a: Giacenza media della liquidità a fine mese – gen mag 2014
Grafico VI.25b: Giacenza media della liquidità a fine mese – lug dic 2014
Grafico VI.26: Variazioni medie infra mensili delle disponibilità liquide del Tesoro: scarti rispetto al minimo del mese – anno 2014 (importi in milioni di euro)
Grafico VI.27: Impiego medio alle aste OPTES quotidiane – anni 2012-2014 (importi in milioni di euro)

Il successivo Capitolo III espone gli obiettivi della gestione per il 2014, fornendone un inquadramento nell'ambito dell'esperienza internazionale e del contesto istituzionale degli atti formali di indirizzo. Vengono quindi esposti articolatamente sia i due obiettivi strategici, rispettivamente rappresentati dall'ottimizzazione della relazione tra costo e rischio del portafoglio del debito e dalla gestione del Conto disponibilità, sia i relativi obiettivi operativi. Con riguardo al *trade off* tra costo e rischio, è data enfasi alle misure per il monitoraggio dei rischi di rifinanziamento e di tasso d'interesse (vita media, *duration* e *average refixing period*) e agli strumenti per la loro gestione, in particolare la composizione ottimale del portafoglio di emissione individuata mediante un modello di analisi rischio/costo del debito e l'utilizzo di operazioni di concambio e buyback nonché di derivati. Quanto al monitoraggio e alla gestione delle disponibilità liquide del Tesoro, sono descritte le misure volte a stabilizzarne il saldo e al controllo del rischio di credito connesso alla gestione della liquidità.

Il Capitolo IV è dedicato al contesto macroeconomico internazionale che ha caratterizzato il 2014, segnato dall'adozione da parte della Banca Centrale Europea di iniziali misure di politica monetaria non convenzionali, e a una panoramica del mercato monetario e del mercato obbligazionario dell'area euro, dando particolare risalto ai titoli di Stato italiani e all'analisi del loro andamento lungo l'anno.

Il Capitolo V presenta il contesto di finanza pubblica del 2014 all'interno del quale si svolge la gestione del debito. Si descrivono quindi le grandezze fondamentali rappresentate dal fabbisogno del Settore Statale e del Settore Pubblico, dal debito delle pubbliche amministrazioni e dall'indebitamento netto, nonché i princìpi per il raccordo tra fabbisogno e indebitamento.

Infine, il Capitolo VI, conclusivo, descrive i risultati della gestione del debito nel 2014. Viene in primo luogo data una rappresentazione dell'andamento sia dei singoli comparti di emissione (a breve e lungo termine, nominali e indicizzati all'inflazione; domestici e internazionali: BOT, CTZ, CCT e CCTeu, BTP, BTPei, BTP Italia; *Commercial Paper*, programmi *Global* ed *MTN*), sia delle operazioni di gestione di portafoglio (concambi e riacquisti di titoli di Stato, derivati). Sono poi esposti i risultati delle scelte di emissione e delle altre operazioni di gestione del debito in relazione all'obiettivo di contenimento del costo e del rischio, dando una raffigurazione della composizione finale del portafoglio e dell'andamento degli indicatori di costo e rischio. Da ultimo, con riferimento all'obiettivo di gestione della liquidità, viene descritta l'operatività volta alla stabilizzazione del saldo del Conto disponibilità e i risultati conseguiti.

I.2 LA STRUTTURA ORGANIZZATIVA DELLA DIREZIONE DEL DEBITO PUBBLICO PRESSO IL DIPARTIMENTO DEL TESORO

La Direzione Seconda del Dipartimento del Tesoro, dedicata alla gestione del debito pubblico, si articola in undici uffici. Le competenze della Direzione sono svolte in stretta collaborazione istituzionale con altre strutture, tra cui altre Direzioni del Dipartimento del Tesoro, la Ragioneria Generale dello Stato e la Banca d'Italia. Le competenze della Direzione del Debito sono schematizzate, mediante raggruppamento per funzioni, nel grafico riportato di seguito.

il monitoraggio del rischio di controparte determina i vincoli da rispettare sia per la gestione del portafoglio derivati che per le operazioni di impiego della liquidità.

Anche le previsioni pluriennali sulla spesa per interessi e sul debito della Pubblica Amministrazione per i documenti programmatici ed il *reporting* istituzionale[1] possono essere inquadrate nell'attività di *middle office*.

Le funzioni svolte dal *Back Office* comprendono la predisposizione dei decreti di emissione e l'attività, più strettamente contabile, relativa alle procedure per l'esecuzione puntuale dei pagamenti.

Alla base di ogni attività propria della gestione del debito si pongono le funzioni relative alla predisposizione della documentazione legale dei prestiti e dei derivati, nonché la redazione dei prospetti, sia dei programmi di emissione internazionale (*Global, MTN*) sia degli altri titoli collocati con metodologie diverse dall'asta. Analogamente, essendo la Direzione del debito pubblico inquadrata nel contesto amministrativo del Dipartimento del Tesoro, vi si svolgono tutte le altre funzioni di carattere giuridico-amministrativo e contabile che sono comuni alla struttura ministeriale.

Vi sono poi altre funzioni di cruciale importanza svolte dalla Direzione del debito pubblico. Tra queste, molto significative sono quelle che possono essere catalogate come funzioni di comunicazione, focalizzate sulle informazioni in tempo reale riguardanti l'attività di emissione, nonché le statistiche su struttura, dinamica e composizione del debito rappresentato dai titoli di Stato e dal relativo mercato. L'alimentazione del sito del debito pubblico è il canale principale di veicolazione di questa attività. Anche le statistiche prodotte in esito al monitoraggio del debito e dell'esposizione in derivati degli enti territoriali rientrano in questa funzione.

Oltre al suddetto monitoraggio, eventuali operazioni straordinarie di intervento su questioni relative al debito degli enti territoriali, disciplinate da specifiche norme, rappresentano un'altra funzione di cui la Direzione è investita.

Di grande rilievo è, inoltre, la funzione delle relazioni con istituzioni esterne, in particolare a livello internazionale, che comprende: la partecipazione al coordinamento a livello europeo dei gestori del debito pubblico nell'ambito di un apposito Sottocomitato (*European Sovereign Debt Markets - ESDM*) del Comitato economico-finanziario dell'Unione Europea[2]; la partecipazione ai gruppi di lavoro statistici Eurostat e il contributo alla predisposizione delle notifiche semestrali nell'ambito della Procedura per i disavanzi eccessivi (*EDP*); la presenza nei diversi gruppi di lavoro in istituzioni sovranazionali, quali l'OCSE e il FMI[3]; il *Network* tra il Tesoro italiano, l'OCSE e la Banca Mondiale per le tematiche di gestione del debito

[1] In particolare il Documento di Economia e Finanza (DEF) previsto dalla Legge 7 aprile 2011 n. 39 (dove il contributo della Direzione Seconda è incluso nella Parte Prima "Programma di Stabilità" e nella Parte Seconda "Analisi e Tendenze di Finanza Pubblica"), la Nota di Aggiornamento al DEF, il Documento Programmatico di Bilancio (DPB) istituito dal Regolamento UE n. 473/2013, l'Appendice alla c.d. Relazione trimestrale di cassa (con l'art. 14 della Legge 196/2009 denominata Relazione sul conto consolidato di cassa delle Amministrazioni pubbliche), la Relazione al Parlamento sul Fondo per l'ammortamento dei titoli di Stato (allegata al Rendiconto generale dello Stato) di cui all'art. 44, comma 3 del D.P.R. 398/2003, la Relazione semestrale alla Corte dei Conti sulla gestione del debito pubblico di cui al D.M. 10/11/1995.

[2] Il Comitato economico-finanziario è un organismo dell'Unione Europea volto a promuovere l'azione di coordinamento delle politiche economiche e finanziarie degli Stati Membri. Esso svolge funzione consultiva per il Consiglio d'Europa e la Commissione Europea.

[3] Tra l'altro, la Direzione partecipa al *Working Party on Public Debt Management* dell'OCSE, che costituisce una sede stabile di confronto e coordinamento delle politiche e delle tecniche di gestione del debito pubblico tra i Paesi membri dell'Organizzazione.

II. L'ASSETTO DEL MERCATO DEI TITOLI DI STATO

II.1 IL MERCATO PRIMARIO

Gli strumenti di debito offerti al mercato dal Tesoro si distinguono in titoli domestici, emessi cioè con documentazione nazionale, ed in titoli esteri, emessi essenzialmente sui mercati esteri con documentazione specifica e coerente con gli standard internazionali.

Titoli domestici

Il Tesoro effettua con regolarità l'emissione sul mercato interno di sei categorie di titoli di Stato, disponibili sia per gli investitori privati (cosiddetta clientela *retail*) sia per gli istituzionali:

1) Buoni Ordinari del Tesoro (BOT);
2) Certificati del Tesoro Zero Coupon (CTZ);
3) Certificati di Credito del Tesoro (CCT/CCTeu);
4) Buoni del Tesoro Poliennali (BTP);
5) Buoni del Tesoro Poliennali indicizzati all'inflazione europea (BTP€i);
6) Buoni del Tesoro Poliennali indicizzati all'inflazione italiana (BTP Italia).

Le principali caratteristiche dei titoli di Stato - scadenza, tipo di remunerazione, modalità e frequenza di emissione - sono riassunte nella Tabella II.1.

Le aste di emissione rappresentano il principale meccanismo di collocamento dei titoli di Stato domestici. Esse sono gestite tramite il sistema telematico della Rete Nazionale Interbancaria della Banca d'Italia, a cui partecipano in larga parte operatori bancari. Mediante le aste, la politica di emissione del Tesoro può dispiegarsi seguendo principi di regolarità, prevedibilità e trasparenza, garantendo allo stesso tempo un adeguato grado di liquidità dei titoli in circolazione.

Il Tesoro, infatti, alla fine di ogni anno elabora e pubblica il "Calendario annuale delle aste" dell'anno successivo insieme con le "Linee guida della gestione del debito pubblico" in modo da informare con largo anticipo gli operatori circa la cadenza dei collocamenti via asta e il profilo qualitativo che ispirerà la politica di emissione durante l'anno. Il Calendario, in particolare, contiene tutte le date dei comunicati di emissione, d'asta e di regolamento specificate per categoria di titolo[1]; le Linee guida, invece, illustrano i principi che ispireranno l'approccio al mercato da parte del Tesoro, con riferimento alla politica di offerta e alle modalità di emissione, dettagliate per tutte le categorie di titoli. Inoltre, quattro volte l'anno viene pubblicato il "Programma Trimestrale di Emissione", in cui sono anticipate tutte le informazioni inerenti i nuovi titoli che verranno collocati a mezzo asta e riproposti regolarmente nel trimestre, insieme a quelle relative all'offerta di titoli già in circolazione.

Per quanto attiene alla liquidità dei titoli, che viene garantita principalmente mediante l'assetto organizzativo del mercato secondario illustrato più avanti, un contributo fondamentale è anche assicurato dalle scelte di emissione del Tesoro, che normalmente riapre più volte a mezzo asta lo stesso titolo in diverse *tranche* successive, al fine di garantire al mercato un ammontare in circolazione sufficiente a rendere fluidi gli scambi sul mercato secondario; l'ammontare finale di ciascun titolo viene quindi deciso tenendo conto della sua specifica scadenza, della domanda proveniente dagli investitori e del profilo dei rimborsi del periodo di scadenza.

Durante lo svolgimento dei collocamenti via asta, tutto il processo di comunicazione coi partecipanti (invio delle richieste, allocazione e regolamento di quanto aggiudicato) viene completamente gestito in via telematica, mentre i risultati sono comunicati al mercato e pubblicati tempestivamente attraverso i più importanti fornitori di informazioni e sui siti web istituzionali del Tesoro e della Banca d'Italia.

Il Tesoro utilizza due tipi di aste:

- l'asta competitiva in termini di rendimento per i BOT;
- l'asta marginale, con determinazione discrezionale del prezzo di aggiudicazione e della quantità emessa, per CTZ, BTP, CCT/CCTeu e BTP€i.

L'asta competitiva prevede che ogni richiesta degli operatori abilitati sia aggiudicata al rendimento proposto. Ogni operatore può presentare al massimo 5 richieste differenziate nel rendimento di almeno un millesimo di punto. La dimensione minima della richiesta è di 1,5 milioni di euro; l'importo massimo

[1] In aggiunta viene pubblicato uno specifico calendario delle aste BOT, con il dettaglio dei titoli di questo segmento previsti nell'anno, incluse le relative date di emissione e scadenza.

Dal 2002, il Tesoro ha introdotto il sindacato di collocamento come meccanismo di emissione di nuovi titoli, che si rivela più efficiente rispetto all'asta quando:

- si introducano sul mercato nuovi strumenti (così come nel caso dei BTP€i emessi per la prima volta nel 2003 e dei CCTeu nel 2010);
- l'interesse del mercato debba essere valutato in modo particolarmente approfondito (così come nel caso dei BTP e dei BTP€i a lungo termine);
- il *pricing* del titolo sia complesso;
- l'ammontare emesso debba essere ben dimensionato e allocato tra gli investitori per garantire adeguate performance sul mercato secondario.

In un sindacato di collocamento, il titolo viene emesso sul mercato attraverso un gruppo di operatori scelti dal Tesoro tra gli Specialisti in titoli di Stato. Gli operatori sono coinvolti nell'analisi preliminare che precede la decisione di emettere il nuovo titolo, nella raccolta e successiva allocazione degli ordini, e nel *pricing* del titolo.

Per il BTP Italia, il titolo di Stato indicizzato all'inflazione italiana, emesso per la prima volta nel 2012 e pensato per le esigenze del mercato *retail*, è stato introdotto un nuovo meccanismo di emissione che utilizza la piattaforma elettronica MOT (mercato obbligazionario regolamentato dedicato alle negoziazioni al dettaglio) di Borsa Italiana. A differenza della procedura d'asta, dove il prezzo viene determinato al termine dell'asta stessa, in questo caso è il tasso cedolare ad essere determinato al termine del collocamento, sulla base delle condizioni di mercato, mentre il prezzo è fissato alla pari.

Dal 2014 il periodo di collocamento è diviso in Prima e Seconda Fase. Nel corso della Prima Fase le banche aderenti al MOT inoltrano gli ordini ricevuti dagli investitori ammessi alla Prima Fase, ossia quelli *retail*, sottoscrivendo contratti di compravendita sullo stesso MOT ad un prezzo fisso pari a 100. Durante la Seconda Fase, le banche raccolgono le proposte di adesione degli investitori istituzionali, sempre a prezzo fisso pari a 100, che verranno soddisfatte interamente ovvero applicando un meccanismo di riparto equi-proporzionale, nel caso in cui la quantità raccolta ecceda l'ammontare che il Tesoro intende offrire.

Titoli esteri

Al fine di allargare e diversificare la base di investitori istituzionali in titoli di Stato italiani, il Tesoro può emettere titoli sui mercati internazionali, sfruttando due diversi canali di emissione: il *Global Bond* Program e il *Medium Term Note Program*. Le note in formato *Global* sono titoli di debito disciplinati dalle leggi dello Stato di New York, ammessi a quotazione sul Mercato Telematico Eurobbligazioni (EuroMOT) e alla borsa di Lussemburgo; sono custoditi e registrati presso *DTC* (*The Depository Trust Company*).

Il programma di *Global Bond* rappresenta una modalità di finanziamento importante, in quanto i titoli emessi in questo formato sono diretti ad investitori istituzionali di elevato profilo e molto diversificati dal punto di vista della distribuzione geografica. In passato, il volume delle emissioni, la copertura pressoché totale della curva dei rendimenti sulle scadenze *benchmark* e l'utilizzo di una lista di banche (*Primary Dealer)* costituita ad hoc hanno permesso al Tesoro liquidità delle negoziazioni[4], per assicurare che i titoli di Stato italiani rappresentino un bene di investimento utilizzabile dal più ampio pubblico possibile di investitori residenti ed esteri.

Il mercato secondario dei titoli di Stato rappresenta un'ampia componente del più vasto mercato secondario dei titoli di debito, all'interno del quale sono rappresentati tra l'altro i titoli obbligazionari bancari e di società *corporate*. Di seguito se ne propone una mappatura semplificata (v. Grafico II.1).

GRAFICO II.1: L'ARTICOLAZIONE DEL MERCATO SECONDARIO DEI TITOLI DI STATO


Taglio delle negoziazioni
Organizzazione delle piattaforme
Tipologia di investitori
Mercato all'ingrosso dei titoli di Stato
Mercato regolamentato
Mercato BtB
MTF
Mercato al dettaglio dei titoli di Stato
Internalizzatore sistematico
Mercato BtC
Mercato elettronico
Mercato non elettronico

Dalla natura organizzativa - mercato regolamentato, sistema multilaterale di negoziazione (*Multilateral Trading Facility - MTF*) o internalizzatore sistematico - discende un profilo disciplinare specifico. Gli intermediari che ricevono un ordine di acquisto o vendita di un titolo possono infatti gestirlo con modalità diverse su altrettante sedi di negoziazione:

- i mercati regolamentati, caratterizzati dalla presenza di una disciplina circa l'organizzazione del mercato (requisiti per le quotazioni, requisiti per l'adesione, regole di negoziazione ecc..). Esempi sono rappresentati in Italia dal Mercato telematico all'ingrosso dei titoli di Stato (MTS Italia), gestito da MTS S.p.A., e dal Mercato telematico delle obbligazioni (MOT) gestito da Borsa Italiana S.p.A.;

[4] Il concetto di liquidità del mercato secondario verrà ripreso più volte in questo Rapporto. Con esso generalmente si intende misurare la facilità con cui gli operatori possono scambiare quantità significative di titoli in tempi rapidi e con minime ripercussioni sui prezzi dei titoli stessi.

Per analizzare le dinamiche dei mercati dove vengono negoziati i titoli di Stato il Tesoro estende la propria attività di monitoraggio anche ad altri mercati e ad altre negoziazioni collegati ai titoli di Stato, in particolare ai *Repo* su titoli di Stato e ai *Future* su BTP[6], nonché ai *credit default swap* (*CDS*) sul rischio di credito della Repubblica Italiana.

FOCUS

Il segmento a pronti (cash) di MTS Italia

MTS Italia è l'unica piattaforma elettronica di negoziazione regolamentata all'ingrosso dei titoli di Stato italiani. Si tratta di una piattaforma *quote driven*, nella quale gli operatori autorizzati a partecipare come *market maker* si impegnano a immettere nel sistema (*book*) offerte contestuali in acquisto (*bid*) e in vendita (*ask*) per importi minimi di 2 milioni di euro e per incrementi marginali di 0,5 milioni di euro su un dato numero di titoli per un certo numero di ore ogni giorno; l'insieme dei *market maker* copre l'intero paniere dei titoli. Possono inoltre immettere ordini alternativamente in acquisto o in vendita sia gli operatori *market maker* sia quelli *market taker*. Il funzionamento del mercato consente quindi di avere sempre quotazioni, direttamente eseguibili da parte degli operatori che possono "colpire" per via telematica durante tutta la giornata un dato prezzo in *bid* o *ask*.

Gli operatori sono istituzioni finanziarie che, per essere ammesse ad operare sulla piattaforma, devono possedere requisiti minimi di capitale regolamentare e di volumi di titoli negoziati. La piattaforma è la principale e più utilizzata sede elettronica di scambio dei titoli di Stato italiani e, sin dalla sua istituzione, ha svolto un ruolo cruciale nell'ambito del processo di collocamento sul mercato primario, di gestione delle posizioni e del rischio degli operatori, nonché di distribuzione presso gli investitori finali.

I prezzi esposti sulla piattaforma sono riconosciuti da tutti i principali operatori di mercato come *benchmark* di riferimento per i titoli collocati in asta e offerti sul mercato secondario.

Il segmento pronti contro termine (Repo) di MTS Italia

Nel mercato dei pronti contro termine (detto anche Repo, abbreviazione per *repurchase agreement*) il venditore di titoli si impegna a ricomprarli ad una data futura (generalmente ad uno o due giorni) e ad un prezzo pattuito. Contestualmente, la parte acquirente cede denaro per ricevere una somma alla stessa data futura pattuita. Il contratto svolge dunque funzioni diverse per l'acquirente e il venditore: quest'ultimo conclude il contratto per ricevere un finanziamento, mentre l'acquirente intende prestare denaro oppure ottenere la disponibilità di un titolo, di cui sia temporaneamente sprovvisto. La differenza tra il prezzo a pronti e quello a termine determina il tasso dell'operazione, detto Repo rate.

Il mercato Repo assolve quindi una funzione determinante a supporto dell'attività degli Specialisti, sui mercati sia primario sia secondario. Per il mercato primario, l'esistenza ed il buon funzionamento del mercato Repo consente agli Specialisti di partecipare alle aste dei titoli di Stato con rischi e costi inferiori, grazie alla possibilità di coprire gli acquisti in asta per il tempo sufficiente a distribuire il titolo presso gli investitori finali. Sul mercato secondario, la capacità del market maker di fornire continuativamente liquidità, esponendo prezzi in acquisto e in vendita senza interruzioni, è resa possibile, anche in assenza di titoli in portafoglio, proprio dal mercato Repo.

[6] Per le definizioni più analitiche di questi contratti si veda il Capitolo IV.

III. OBIETTIVI DELLA GESTIONE DEL DEBITO PER IL 2014

III.1 INQUADRAMENTO NELL'AMBITO DELL'ESPERIENZA INTERNAZIONALE

L'obiettivo fondamentale della gestione del debito pubblico italiano trova il proprio fondamento nelle migliori politiche e tecniche di gestione condivise dalla comunità internazionale e raccomandate dalle istituzioni finanziarie multilaterali, la c.d. *best practice* internazionale. Essa viene enunciata sinteticamente nelle linee guida pubblicate dal Fondo Monetario Internazionale e dalla Banca Mondiale[1], che recitano: "Il principale obiettivo della gestione del debito pubblico è assicurare che le esigenze di finanziamento del governo e il pagamento delle relative obbligazioni siano realizzati ad un costo di medio-lungo termine il più basso possibile, compatibile con un prudente grado di rischio ... Minimizzare il costo ignorando il rischio non può essere un obiettivo. Transazioni che mostrano costi di servizio del debito più bassi spesso inglobano rischi significativi per il governo e possono limitarne la capacità di ripagare i creditori. Pertanto la gestione del costo e del rischio implica un *trade off*."[2]

Obiettivo primario della gestione consiste quindi nell'assicurare che le obbligazioni di pagamento siano sempre onorate, al più basso costo compatibile con il contenimento del rischio nell'orizzonte di lungo termine che è proprio del debito pubblico.

Il debito pubblico non può evidentemente essere gestito in un'ottica di minimizzazione dei costi di breve periodo. Una preferenza accordata alle scadenze più brevi e ai tassi variabili, ai quali normalmente si associa un costo minore, non è conciliabile con la necessità di assicurare la capacità di rifinanziare lo stock del debito nel tempo, al costo più contenuto possibile in un arco temporale virtualmente indefinito e aperto a ogni genere di shock potenziale. Il costo è sempre definito in termini di livello del tasso d'interesse pagato e il rischio in termini di possibilità che questo livello aumenti nel tempo.

---

[1] *"Revised Guidelines for Public Debt Management"*, pubblicate dal Fondo Monetario Internazionale e dalla Banca Mondiale nell'aprile del 2014, pag. 11.

[2] *"The main objective of public debt management is to ensure that the government's financing needs and its payment obligations are met at the lowest possible cost over the medium to long run, consistent with a prudent degree of risk. ... Minimizing cost, while ignoring risk, should not be an objective. Transactions that appear to lower debt servicing costs often embody significant risks for the government and can limit its capacity to repay lenders. Managing cost and risk therefore involves a trade-off."* Lo stesso principio è sostanzialmente ripetuto al punto 8 dei Principi di Stoccolma, stilati dalla comunità internazionale dei gestori del debito pubblico nell'estate del 2010 al manifestarsi dei primi effetti della recente crisi del debito sovrano in Europa: "I rischi di un portafoglio di debito devono essere mantenuti a livelli prudenti, al tempo stesso minimizzando i costi di finanziamento nel medio lungo termine (*"Debt portfolio risks should be kept at prudent levels, while funding costs are minimized over the medium to long term).*"

Con riferimento al primo obiettivo strategico, il Decreto Cornice per il 2014[6], analogamente agli anni precedenti, fornisce maggiori dettagli circa gli strumenti operativi cui la Direzione del Debito Pubblico è autorizzata a far ricorso per il raggiungimento di detto obiettivo strategico. In particolare, all'art. 2 è stabilito che "... le emissioni dei prestiti dovranno essere effettuate, oltre che nel rispetto dei limiti stabiliti dalla legge di approvazione del bilancio, attenendosi alle linee guida del presente decreto..." - garantendo quindi la copertura dei titoli in scadenza nell'anno in aggiunta al fabbisogno del Settore Statale - anche con la finalità di "....contemperare l'esigenza di acquisire il gradimento dei mercati con quella di contenere il costo complessivo del debito nel medio-lungo periodo, considerata l'esigenza di protezione dal rischio di rifinanziamento e di esposizione a mutamenti dei tassi di interesse".

A tal fine, nello stesso articolo vengono fissate delle specifiche direttive in termini di composizione del debito alla fine del 2014, secondo questi termini[7]:

- BOT (titoli a breve termine) tra il 5% ed il 15%;
- BTP (titoli "nominali" a tasso fisso) tra il 55% ed il 75%;
- CCT/CCTeu (titoli "nominali" a tasso variabile) tra il 5% ed il 10%;
- CTZ non oltre il 5%;
- BTP€i e BTP Italia (titoli "reali") non oltre il 15%.

Inoltre, relativamente ai titoli esteri, è stabilito che potranno essere emessi, al netto dei rimborsi, per un importo non superiore al 30% del totale delle emissioni nette[8].

Al fine di contribuire al contenimento del costo complessivo dell'indebitamento e alla protezione dai rischi di mercato e di rifinanziamento, l'art.3 autorizza l'utilizzo di operazioni di ristrutturazione del debito su base consensuale, vale a dire operazioni di riacquisto, scambio o rimborso anticipato di titoli, nonché operazioni in strumenti derivati. Come negli anni precedenti, il Decreto stabilisce che le operazioni di riacquisto, scambio e rimborso anticipato dei titoli vengano condotte esclusivamente con gli Specialisti in titoli di Stato[9], mentre agli art. 4 e 5 definisce i criteri per la scelta delle controparti e la documentazione con riferimento alle operazioni in derivati.

Relativamente al secondo obiettivo strategico, il Decreto Cornice all'art. 6 autorizza la Direzione del Debito Pubblico a disporre le operazioni di gestione del Conto disponibilità, regolate dai decreti ministeriali del 29 luglio 2011 e del 25 ottobre 2011. Tali decreti disciplinano le modalità di movimentazione della liquidità del Tesoro e di selezione delle controparti che partecipano alle relative operazioni.

Durante il 2014 la Direzione del Debito Pubblico è stata pertanto chiamata a garantire che la gestione del debito, incluse le emissioni necessarie per la copertura dei titoli in scadenza e del fabbisogno del Settore Statale dell'anno, fosse tale da contenere il costo del debito mantenendo sotto controllo i principali rischi,

[6] Decreto del 19 dicembre 2013 pubblicato nella Gazzetta Ufficiale n.303 del 28 dicembre 2013.

[7] Per la descrizione delle varie tipologie di titoli si veda la Tabella II.1 del Capitolo II.

[8] La consistenza effettiva dei titoli esteri, considerando sia quelli emessi nell'ambito del programma *Global Bond* sia quelli all'interno del programma *Medium Term Note*, in concreto è inferiore al 3% dello stock dei titoli.

[9] Sul ruolo degli Specialisti in titoli di Stato si vedano i capitoli II e IV.

collocato e agevolmente assorbito, a condizioni finanziarie in linea con il mercato e senza costi aggiuntivi.

L'indicatore principale comunemente adottato per la misura di questo rischio è quello della vita media, sia per la sua semplicità di calcolo che per la sua immediata comprensibilità: viene calcolata una media delle scadenze di tutti i titoli in circolazione, ponderata per il valore nominale di ciascun titolo. Alla fine del 2013 la vita media del debito in titoli di Stato è stata pari a 6,43 anni, in riduzione rispetto ai 6,62 anni del 2012.

Conformemente all'Atto di indirizzo e alla Direttiva del Ministro, l'obiettivo strategico per il 2014 relativo al contenimento del costo del debito con attenzione al profilo costo/rischio ha trovato attuazione attraverso una politica di emissione e gestione del debito volta a stabilizzare la vita media compatibilmente con le condizioni di mercato, e quindi di interromperne - o ridurne il più possibile - la discesa, iniziata nel 2011.

L'altra scelta di politica di emissione e gestione del debito è consistita nel proseguimento della graduale riduzione dei volumi di titoli in scadenza negli anni maggiormente interessati a questo fenomeno, al fine di ridurre quanto più possibile le concentrazioni dei rimborsi, rendendone il profilo maggiormente uniforme. In particolare, analizzando il profilo annuale delle scadenze a fine 2013 (vedi Grafico III.1), è stata ravvisata la necessità di operare principalmente sugli anni 2015 e 2017, in considerazione della rilevanza degli importi in scadenza rispetto agli anni vicini. A tale obiettivo era necessario indirizzare sia la politica di emissione - cercando di contenere, quanto più possibile e compatibilmente con le condizioni di mercato, i titoli con scadenza in quegli anni (quindi in particolare le emissioni di BOT a 12 mesi e di BTP a 3 anni) - sia le operazioni di riacquisto e concambio, selezionando preferibilmente titoli in acquisto con scadenza nei due anni sopra citati.

GRAFICO III.1: SCADENZE TITOLI A MEDIO-LUNGO TERMINE IN ESSERE AL 31-12-2013


250.000
200.000
150.000
100.000
50.000
0
BTP
BTP €i
CCT
CTZ
Estero
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2033
2034
2035
2036
2037
2039
2040
2041
2042
2044
2045-2063

con effetti negativi sul disavanzo e sulla capacità di raggiungere gli obiettivi di indebitamento prefissati.

Le misure normalmente adottate per catturare questo specifico rischio nella gestione del debito sovrano sono diverse, in quanto è anche molto diversa la prospettiva da cui si analizzano (vedasi Box di approfondimento): si parte da misure sintetiche della composizione del debito, quali la *duration* (o durata finanziaria)[11] o l'*average refixing period* (tempo medio di "aggancio" dei tassi di interesse di mercato), a molteplici misure che si focalizzano sull'entità del costo aggiuntivo massimo in termini di spesa per interessi in caso di scenari di tasso avversi (*Cost-at-Risk*) e sulla probabilità di dover effettivamente sostenere questo costo aggiuntivo sul portafoglio di debito complessivo, derivante a sua volta dalla probabilità di questi scenari avversi.

La prescrizione dell'art. 2, comma 2, del Decreto Cornice, che fa esplicito riferimento - come ricordato in precedenza - all'esigenza di gestire l'esposizione ai mutamenti dei tassi di interesse, ha comportato per l'anno 2014 che l'attuazione del primo obiettivo strategico richiedesse l'individuazione di due ulteriori obiettivi, di carattere operativo, da perseguire compatibilmente con le condizioni presenti sui mercati finanziari, in modo tale da:

a) tornare ad aumentare la durata finanziaria del debito, tenendo conto dell'effetto delle operazioni in derivati;
b) stabilizzare *l'average refixing period,* dopo la flessione nel 2013, sempre includendo in questa misura gli effetti delle operazioni in derivati.

FOCUS

I principali indicatori quantitativi del rischio di tasso di interesse

È utile richiamare brevemente il significato di alcune misure di rischio che sono utilizzate in questo rapporto.

La ***duration*** o **durata finanziaria** è un indicatore che, per un debitore, rappresenta la durata media del portafoglio delle passività ponderata per il valore attuale di tutti i flussi di pagamento, sia quelli di rimborso del capitale sia quelli in conto interessi. La definizione di durata finanziaria utilizzata nel testo corrisponde alla *duration* semplice, o *Macaulay duration*, ed è misurata in anni. Rappresenta infatti quanto tempo occorre perché il prezzo (valore attuale) di un debito sia ripagato dai flussi di cassa del debito stesso e dà un'indicazione sul tempo medio durante il quale il tasso del debito rimane fisso, quindi sulla velocità con cui i cambiamenti dei tassi di mercato si riflettono sul servizio del debito (una *duration* maggiore comporta una minore velocità con cui le fluttuazioni di mercato si riflettono sul servizio del debito).

Per un singolo titolo obbligazionario la formula della *duration* semplice è la seguente:

$$D = \frac{\sum_{t=1}^{N} t \times f_t \times (1+i)^{-t}}{P}$$

dove t rappresenta la scadenza di ogni flusso, f(t) l'ammontare del flusso di cassa, i il tasso di interesse di mercato (o di valutazione), P il prezzo del titolo obbligazionario.

[11] Normalmente viene usata la *duration* nella versione cosiddetta di Macaulay. Si veda a tal proposito il box di approfondimento che segue.

della gestione di tale *trade off* e si focalizza sui titoli domestici, che alla fine del 2013 rappresentavano il 96,71 per cento del totale dei titoli di Stato in circolazione.

Nelle ultime settimane del 2013 la Direzione del Debito Pubblico, oltre ad avviare la consueta indagine presso gli operatori di mercato per sondarne le attese circa la politica di emissione del 2014 e le sue modalità attuative, in linea con quanto avviene ormai da alcuni anni ha analizzato le caratteristiche in termini di costo e di rischio di diverse possibili composizioni delle emissioni di titoli domestici (cosiddetti "portafogli di emissione"), giudicate compatibili con le condizioni di mercato, anche sulla base delle prassi normalmente utilizzate dal Tesoro per garantire trasparenza, regolarità e prevedibilità dei collocamenti e adeguata liquidità ai singoli titoli sul mercato secondario.

Pertanto, è stata preliminarmente condotta un'analisi di approfondimento del possibile andamento del mercato dei titoli di Stato nei successivi 12 mesi, svolta attraverso la consultazione di documenti previsionali prodotti dai principali centri di ricerca - pubblici e privati - aventi forte specializzazione in materia finanziaria, nonché delle ricerche dei principali soggetti operanti sul mercato dei titoli di Stato. Con questi ultimi, in particolare, sono stati anche effettuati incontri ad hoc, miranti al raggiungimento di una più profonda comprensione dei risvolti tecnici delle diverse opzioni, con un focus specifico sui riflessi più propriamente di mercato.

Ad esito di questa ricognizione, sono stati individuati diversi portafogli di emissione coerenti con la capacità di assorbimento del mercato[12] e con le caratteristiche fondamentali della gestione del debito pubblico in Italia.

Come condizione preliminare, tutti i portafogli dovevano consentire di rifinanziare:

a) le scadenze dei titoli a medio-lungo termine previste per il 2014 (pari a poco più di 193 miliardi di euro),
b) i BOT già in circolazione (pari a poco più di 141 miliardi di euro), insieme con il cosiddetto *roll-over* dei BOT in corso d'anno, ossia le emissioni di BOT necessarie per coprire le scadenze di altrettanti BOT emessi nello stesso anno,
c) il fabbisogno di cassa del Settore Statale (previsto nella misura di circa 60 miliardi di euro[13]),

nonché di generare un sufficiente *buffer* di giacenza delle disponibilità liquide del Tesoro per provvedere a tutte le esigenze della gestione di cassa.

I portafogli oggetto di analisi sono stati raggruppati in sette categorie:

1) portafogli in linea con la composizione delle emissioni del 2013, salvo che per il BTP Italia (le cui emissioni nel 2013 erano andate ben oltre le aspettative, anche per via del meccanismo di emissione) e per il BTP 7 anni nominale, le cui emissioni venivano rese regolari su base mensile, al fine di alleggerire il comparto BTP nominale a 3 e 5 anni;

[12] Tra l'altro, sono state svolte analisi circa il probabile impatto dell'approssimarsi del primo rimborso dell'operazione LTRO triennale della BCE, attivata nel novembre del 2011, sulla detenzione di titoli di Stato da parte degli istituti di credito domestici. Al riguardo si rinvia a quanto esposto nel Capitolo IV.

[13] Dato sottostante le previsioni di finanza pubblica per il 2014 inserite nella Nota di Aggiornamento al DEF del 2013.

rispettivamente o la strategia del 2013, o un incremento - rispetto a quest'ultima - delle emissioni sull'area 7 anni, oppure ancora un aumento dei titoli reali a scapito di quelli nominali, erano tutti caratterizzati dal fatto di essere "dominati" dal precedente gruppo di portafogli, dato che rispetto a questi presentavano o un costo maggiore a parità di rischio o, viceversa, un rischio maggiore a parità di costo.

FOCUS

Il SAPE

Introduzione

Il finanziamento FIRB 2003 del MIUR (D.D. 2186-Ric 12/12/2003), erogato all'Istituto Applicazioni del Calcolo del CNR (capofila di un gruppo che comprendeva altre realtà accademiche, quali le Università Bocconi, Statale di Milano e Tor Vergata di Roma) nell'ambito del Programma Strategico "Scienze umane, economiche e sociali", Progetto Obiettivo "La gestione del debito pubblico", ha permesso l'avvio del lavoro modellistico e di sviluppo software che ha portato il Dipartimento del Tesoro a dotarsi di uno strumento per il supporto alle decisioni per la gestione del debito pubblico che permette, tramite tecniche di simulazione stocastiche, l'analisi del costo e del rischio di portafogli di titoli di Stato. Il modello negli anni ha visto diverse fasi di sviluppo gestite in collaborazione tra il menzionato istituto del CNR e il Dipartimento del Tesoro, che negli ultimi anni si è anche avvalso del supporto analitico e informatico di Sogei.

Il modello matematico

Il modello matematico ed il corrispondente software (chiamato SAPE - Software di Analisi dei Portafogli di Emissione) è in continua evoluzione, al fine di conseguire una sempre più completa integrazione delle diverse basi dati e tener conto di tutte le attività gestionali che possono impattare sugli scenari futuri. Dalla fine del 2013 il lavoro di affinamento del modello si è orientato ad includere anche titoli in valuta estera (USD) e semplici strumenti derivati, in modo da poter effettuare analisi costo/rischio su strategie omnicomprensive.

Funzione costo ed analisi Costo/Rischio

La principale funzione obiettivo nell'analisi dei portafogli è la misura per competenza del costo del servizio del debito secondo il regolamento ESA 2010. La scelta tra differenti possibili portafogli di emissione deve essere ponderata tenendo conto sia del costo, in termini di spesa per interessi, sia del rischio di tasso di ogni singolo portafoglio rispetto ad un campione rappresentativo di possibili scenari di evoluzione dei tassi di interesse e di inflazione.

Per ogni possibile portafoglio di emissione si può costruire la distribuzione della funzione costo rispetto all'insieme degli scenari di evoluzione dei tassi di interesse in esame. Da tale distribuzione si ottengono tutte le informazioni sul costo (cioè dove la distribuzione è collocata) ed il rischio (l'ampiezza della distribuzione) per il portafoglio in oggetto. All'interno del SAPE è previsto il calcolo di differenti misuratori sintetici di costo (media dei costi, *CaR* (*Cost at Risk*), massimo costo, ecc.) e di rischio (deviazione standard dei costi, *Relative CaR*, *ES* (*Expected Shortfall*), ecc.) in modo da permettere uno studio il più possibile completo dei possibili portafogli di emissione.

Successivamente alla scelta delle funzioni di costo e di rischio, una tecnica consolidata di selezione di portafogli passa attraverso la costruzione della frontiera efficiente. Tale frontiera viene identificata a partire dalla costruzione di un grafico in cui ogni portafoglio è un punto sul piano le cui coordinate riportano il rischio ed il costo di tale portafoglio. I portafogli di frontiera sono quelli per cui ad ogni fissato valore di rischio corrisponde il costo minore. La selezione di uno tra i portafogli migliori, ossia quelli nella frontiera, si basa sull'avversione o sulla propensione al rischio del gestore. Solitamente la frontiera efficiente viene costruita osservando le variabili di costo e di rischio alla fine dell'intervallo di previsione.

dalla Federal Reserve per la stima della curva reale riferita ai titoli *inflation-linked* (*TIPS*). A tale proposito si veda il lavoro di Gürkaynak et al. (2008)[15].

Successivamente il modello è stato ampliato per includere nella stima le curve swap europea ed americana. In dettaglio, la curva swap europea è stata integrata nella specificazione congiunta che già comprendeva le curve governativa e *BEI*, e consente di derivare endogenamente ed in modo coerente gli *spread* dei tassi *swap* rispetto ai corrispondenti tassi nominali governativi. Il modello include inoltre la curva *swap* americana (*USD*), in quanto è desiderabile e in effetti necessario garantire in simulazione un legame stabile tra le due curve per ottenere scenari coerenti. Con queste informazioni il modello sarà in grado di elaborare misure di costo e rischio che tengano conto esplicitamente dei titoli in valuta *USD* e di operazioni in derivati. Durante il 2014, peraltro, sono state condotte analisi aggiuntive per l'introduzione, anche all'interno del modello SAPE, della stima del rischio di controparte relativamente agli strumenti derivati e più recentemente è stato sviluppato, a tal proposito, un modello stilizzato di calcolo del *CVA* (*credit value adjustment*).

La stima dei parametri delle singole curve viene effettuata, nel campione storico, con frequenza giornaliera e si basa generalmente su una specificazione ispirata al modello a quattro fattori di tipo Nelson-Siegel-Svensson, in cui la posizione dei due flessi viene opportunamente calibrata su valori di sintesi calcolati sulle stime libere campionarie. Il modello caratterizza l'andamento dei tassi delle varie curve in modo molto accurato, con errori trascurabili.

La successiva rappresentazione dinamica del modello è di tipo autoregressivo vettoriale e concettualmente riconducibile all'approccio di Diebold and Li (2006)[16], che utilizza una scomposizione in fattori delle curve secondo la quale i parametri "beta" della Nelson-Siegel-Svensson possono essere interpretati rispettivamente come il livello, la pendenza e la curvatura della curva dei rendimenti.

In questo modo l'evoluzione dinamica dei singoli fattori viene stimata econometricamente, con frequenza mensile, attraverso un sistema congiunto di equazioni, stimato in modo tale da tener conto delle interrelazioni esistenti tra le diverse equazioni. Il modello vettoriale così stimato viene quindi utilizzato per simulazioni stocastiche fuori dal campione mediante *bootstrapping* sulla matrice dei residui campionari. L'utilizzo di questa tecnica è particolarmente appropriato in quanto non necessita di nessuna definizione per la distribuzione di probabilità dei residui.

In generale, per le analisi costo-rischio sui portafogli di emissione, l'orizzonte di previsione è di circa 5 anni. Gli scenari prodotti con la simulazione stocastica del modello sono coerenti con i dati storici in termini di proprietà statistiche delle curve dei rendimenti, in particolare in termini di varianza calcolata per le diverse scadenze e covarianza tra tassi nominali e *BEI* e tra tassi nominali e *swap*.

Per quanto riguarda la quota di titoli indicizzati all'inflazione europea e italiana (BTP€i e BTP Italia), gli scenari prodotti per la curva *BEI* consentono di ottenere proiezioni coerenti per gli indici dei prezzi *HICP* e FOI, tenendo conto delle relazioni osservate *in-sample* tra i dati *BEI* e gli indici dei prezzi stessi.

I parametri del modello vengono sottoposti a frequenti esercizi di calibrazione al fine di includere nel campione storico di stima le osservazioni più recenti, con particolare riferimento agli shock osservati negli ultimi anni sulle curve governativa italiana e swap europea.

[15] Refet S. Gürkaynak & Brian Sack & Jonathan H. Wright, 2008. "*The TIPS yield curve and inflation compensation*," Finance and Economics Discussion Series 2008-05, Board of Governors of the Federal Reserve System (U.S.)

[16] F.X. Diebold, C. Li / Journal of Econometrics 130 (2006) 337-364

Il ruolo delle operazioni in derivati per la gestione del *trade off* rischio di tasso/costo per il 2014

La politica di emissione obbligazionaria deve essere gestita con continuità, prevedibilità e trasparenza, tenendo conto delle preferenze e della capacità di assorbimento del pubblico degli investitori. La struttura del mercato dei capitali non permette infatti di accomodare qualunque esigenza dell'emittente: esistono limiti oggettivi alla domanda di titoli che possono non permettere di attuare modifiche di portafoglio nella misura e nei tempi desiderati. Inoltre, ogni politica di emissione obbligazionaria crea nel tempo un profilo di scadenze a medio-lungo termine che costituisce un vincolo oggettivo per la successiva attività di emissione.

Eventuali disallineamenti tra la struttura di portafoglio resa possibile dal mercato dei capitali e gli obiettivi gestionali possono essere colmati con l'uso dei derivati. Il documento redatto congiuntamente da esperti dell'OCSE, del FMI e della Banca Mondiale nel 2008 rileva la prassi adottata da molti gestori del debito sovrano, sottolineando che "l'attuazione della strategia del debito può includere l'uso di derivati per separare le decisioni di finanziamento da quelle di composizione ottimale del portafoglio, ridurre il costo di indebitamento e gestire i rischi di portafoglio (in particolare il rischio di *refixing* del tasso di interesse e il rischio di rifinanziamento)."[17]

Pertanto, anche l'utilizzo degli strumenti derivati[18], autorizzato dall'art. 3 del Decreto Cornice, ha concorso al raggiungimento degli obiettivi gestionali generali dettati dall'art. 2 del Decreto medesimo, ovvero il contenimento del costo complessivo dell'indebitamento e la protezione dai rischi di mercato e di rifinanziamento in una prospettiva di medio-lungo periodo, sulla base delle informazioni disponibili e delle condizioni di mercato.

Come negli anni precedenti, l'attività in derivati doveva complementare l'attività di emissione per il raggiungimento degli obiettivi di finanza pubblica nella gestione del debito, e più precisamente nel 2014 doveva contribuire all'obiettivo generale di almeno stabilizzare l'*average refixing period* e allungare la durata finanziaria (*duration*) del debito.

Questi obiettivi venivano stabiliti in un contesto di mercato particolarmente complesso, che registrava, assieme alle conseguenze della crisi dei debiti sovrani in Europa del 2011-2012, il delinearsi di nuovi e significativi vincoli imposti al sistema bancario dalla regolamentazione di vigilanza prudenziale. Tali vincoli stavano determinando la necessità, da parte delle banche controparti del Tesoro nei contratti derivati, di acquisire nuove coperture o di appostare capitale di vigilanza aggiuntivo, al fine di fronteggiare il rischio di credito connesso con i contratti stessi.

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[17] *"The implementation of the debt strategy may include the use of derivatives to separate funding decision from the optimal portfolio composition decision, reduce the cost of borrowing, and manage risks in the portfolio (in particular interest rate refixing risk and refinancing risk)". - OECD (2008) "Use of Derivatives for Debt Management and Domestic Debt Market Development: Key Conclusions".*

[18] Ai sensi della Legge finanziaria per il 2005 (Legge 30 dicembre 2004, n.311), sono stati stipulati alcuni contratti derivati riferiti a mutui attivi nei confronti di enti pubblici, trasferiti al Tesoro dal bilancio della Cassa Depositi e Prestiti a seguito della trasformazione di quest'ultima in società per azioni (articolo 5 del Decreto-Legge n. 269 del 2003 -c.d. collegato alla Legge finanziaria per il 2004- convertito, con modificazioni, dalla Legge n. 326 del 2003). L'importo nozionale di tali contratti è di poco superiore al 2% dell'intero portafoglio di derivati del Tesoro, come si mostra in dettaglio nella Tabella VI.8 (Capitolo VI). Questi contratti non rientrano nella gestione del debito e pertanto non sono oggetto del presente Rapporto.

(in particolare BOT), i quali così hanno presentato anch'essi tassi più elevati. Fissando un tasso debitorio a lungo termine e ricevendo in cambio il variabile, gli *IRS* contribuiscono quindi a mitigare il rischio di tasso.

- Infine, le *receiver swaption*[20] svolgono un'analoga funzione (allungamento della durata finanziaria e mitigazione del rischio di tasso d'interesse), in questo caso eventuale ed abbinata ai benefici di cassa derivanti dalla vendita di una facoltà. Le opzioni vendute dal Tesoro conferiscono alla controparte contrattuale la facoltà di entrare, a una data futura, in un *interest rate swap* a condizioni prestabilite, dietro pagamento, al momento del perfezionamento del contratto, di una somma (premio) in favore del Tesoro. Gli *IRS* generati dall'esercizio delle *receiver swaption* vendute, al pari di quelli che non siano stati oggetto di vendita opzionale, sono generalmente *swap* a medio/lungo termine in cui il Tesoro, in caso di esercizio dell'opzione da parte della controparte, da una certa data paga un tasso fisso e riceve un tasso variabile. Lo *swap* oggetto di vendita opzionale si concretizza se le condizioni di mercato alla data di esercizio dell'opzione siano divenute favorevoli alla controparte del Tesoro (i tassi d'interesse siano scesi rispetto a quanto atteso dal mercato nel momento del perfezionamento del contratto); l'*IRS* eventualmente generato dall'esercizio dell'opzione svolge in ogni caso una funzione assicurativa per il Tesoro nel medio-lungo termine.

Il monitoraggio del rischio di credito connesso all'attività in strumenti derivati

Le controparti in strumenti derivati del Tesoro sono normalmente selezionate tra gli Specialisti in titoli di Stato, il cui ruolo è descritto nel Capitolo II. Le operazioni devono essere documentate attraverso un contratto quadro *ISDA* (*International Swap Dealers Association - Master Agreement*), che ne definisce puntualmente la disciplina giuridica. Inoltre, una specifica tutela acquisita dal Tesoro nell'ISDA sottoscritto con le proprie controparti contrattuali, nell'eventualità di contenziosi, è rappresentata dal recepimento del diritto italiano e del foro di Roma quali legge e giurisdizione applicabili.

L'operatività in derivati è svolta esclusivamente con controparti ammesse sulla base di requisiti di elevata affidabilità, con particolare riferimento alla valutazione espressa dalle principali agenzie di rating. Il rischio di credito generato dai contratti è inoltre costantemente monitorato e mantenuto all'interno di un limite massimo all'esposizione creditizia ammissibile nei confronti di ogni singola controparte. L'assorbimento di tale limite si basa sul calcolo del valore di mercato di ogni contratto - se positivo per il Tesoro - che rappresenta il costo che il Tesoro dovrebbe sostenere per permettere ad un nuovo soggetto di subentrare negli obblighi contrattuali dell'originaria controparte negoziale, qualora questa risulti insolvente.

[20] Si definisce *receiver swaption* un'opzione venduta/acquistata a/da una controparte che dia diritto all' acquirente di entrare, in una data futura, in uno *swap* in cui, su un determinato importo nozionale, l'acquirente pagherà un tasso variabile e riceverà un tasso fisso.

- tornare ad emettere sul mercato del dollaro, in presenza di una domanda potenzialmente elevata, con ampliamento della base degli investitori e copertura del rischio di cambio via *cross currency swap*, condizionatamente alla disponibilità di un sistema bilaterale di garanzie (*Credit Support Annex* - *CSA*) per il contenimento dei costi;
- soddisfare la domanda di primari investitori istituzionali attraverso emissioni di titoli del programma MTN, in risposta a richieste specifiche e con un costo di finanziamento inferiore rispetto a quello degli analoghi strumenti domestici, evitando altresì ripercussioni negative sulle normali emissioni in formato pubblico.

Le altre operazioni di gestione del debito

Ai fini del conseguimento degli obiettivi sopra richiamati, potevano essere anche utilizzate, come per gli anni precedenti, operazioni straordinarie di concambio e riacquisto di titoli di Stato e operazioni in derivati.

I concambi e i riacquisti sono strumenti di gestione del debito pubblico volti a contenere il rischio di rifinanziamento, rimodulando il profilo delle scadenze e favorendo al contempo la liquidità e l'efficienza del mercato secondario dei titoli di Stato. A differenza dell'ordinaria attività di emissione, l'esecuzione di tali operazioni non segue un calendario prestabilito, ma dipende dalle specifiche esigenze del Tesoro e dalle condizioni di mercato. La partecipazione alle operazioni straordinarie è di norma riservata agli Specialisti in titoli di Stato.

In particolare, le operazioni di riacquisto sono interventi attraverso cui il Tesoro rimborsa anticipatamente titoli di Stato in circolazione. Le risorse finanziarie utilizzate a tal fine possono essere prelevate dalle giacenze del Conto disponibilità o ricorrendo al Fondo per l'ammortamento dei titoli di Stato, ove questo sia stato alimentato. Su tale Fondo sono depositate le risorse destinate alla riduzione del debito, che avviene proprio attraverso il riacquisto di titoli di Stato sul mercato o tramite il loro rimborso a scadenza (rimborso che consente di ridurre le emissioni per il relativo rinnovo). L'esecuzione dei riacquisti può avvenire tramite asta in Banca d'Italia o attraverso operazioni bilaterali.

Le operazioni di concambio consistono, invece, nell'emissione di un titolo a fronte del contestuale riacquisto di uno o più titoli in circolazione. Si tratta quindi di uno scambio tra titoli di Stato di diversa scadenza, che può favorire il contenimento del rischio di rifinanziamento. Per tali operazioni, il Tesoro si può avvalere del sistema d'asta della Banca d'Italia o del sistema telematico di negoziazione.

Nelle Linee Guida per il 2014 si evidenziava come, alla luce della concentrazione di scadenze previste negli anni 2015 e 2017, il Tesoro prevedeva di svolgere operazioni straordinarie con maggiore frequenza rispetto agli anni precedenti.

Si precisava, inoltre, che il ricorso a tali operazioni è sempre condizionato dalle condizioni prevalenti sul mercato secondario e, per i riacquisti, anche dal livello delle giacenze del Conto disponibilità e del Fondo per l'ammortamento dei titoli di Stato. Di tali aspetti si tiene conto anche nello scegliere le modalità di esecuzione delle operazioni, tra quelle sopra descritte (asta, sistema telematico di negoziazione e operazioni bilaterali).

pagamenti si distingue l'erogazione delle pensioni, che avviene in prevalenza il primo giorno del mese. Anche le scadenze dei titoli di Stato possono determinare ampie fluttuazioni del Conto stesso.

Le difficoltà riscontrate nel cercare di prevedere i movimenti di Tesoreria e contenerne l'effetto, per limitare la volatilità del Conto, hanno quindi spinto ad adottare negli anni recenti uno specifico obiettivo strategico di "monitoraggio e gestione del Conto disponibilità mirati alla stabilizzazione del saldo". Di conseguenza, sono stati introdotti interventi normativi e si sono avviate attività per consentire il raggiungimento dell'obiettivo.

L'operatività OPTES si è infatti ulteriormente sviluppata con la "Legge di contabilità e finanza pubblica" (Legge n. 196 del 31 dicembre 2009), che all'articolo 47 ha disposto l'applicazione di una soglia massima di giacenza remunerata sul Conto disponibilità, che incentiva il Tesoro a movimentare la propria liquidità impiegandola sul mercato monetario. Ai sensi della citata norma, infatti, il Ministero e la Banca d'Italia hanno sottoscritto un'apposita convenzione (di seguito "Convenzione OPTES"), con cui ci si impegna a conseguire un saldo obiettivo giornaliero del Conto disponibilità ad un livello concordato, prossimo a zero. Nella Convenzione OPTES si prevede inoltre l'attività di monitoraggio del Conto, nonché lo svolgimento di operazioni sul mercato monetario e la facoltà del Tesoro di investire la liquidità anche in depositi vincolati presso la Banca d'Italia con scadenza e importo predeterminati, così da facilitare la prevedibilità dei saldi come richiesto dalle autorità di politica monetaria.

Modalità di attuazione dell'obiettivo 2

Come si è detto in precedenza, l'attuazione dell'obiettivo strategico di monitoraggio e gestione del Conto disponibilità avviene attraverso due obiettivi operativi assegnati alla Direzione del Debito Pubblico, che - così come definiti nella Direttiva generale per l'azione amministrativa e la gestione del Ministero dell'Economia e delle Finanze - riguardano:

1. la gestione della liquidità del Tesoro volta a stabilizzare il saldo del Conto disponibilità, per mezzo di un attento monitoraggio del conto e l'utilizzo di strumenti di *cash management*;
2. il monitoraggio del rischio di credito connesso alla gestione della liquidità volta a stabilizzare il saldo del Conto disponibilità.

La gestione della liquidità

La gestione della liquidità - o *cash management* - consiste in una operatività quotidiana volta ad assicurare un adeguato livello di disponibilità liquide, in relazione ai molteplici movimenti della Tesoreria dello Stato. Questa attività è strettamente legata alla gestione del debito pubblico e costituisce lo strumento di raccordo tra le emissioni di titoli a medio-lungo termine e le fluttuazioni giornaliere del Conto disponibilità. In dettaglio, il *cash management* avviene nell'ambito della cosiddetta operatività OPTES, che - ai sensi della Direttiva sopra citata - consiste nel monitoraggio dei saldi e flussi di tesoreria e nello svolgimento di operazioni di mercato monetario.

GRAFICO III.3: VARIAZIONI MEDIE INFRA-MENSILI DELLE DISPONIBILITÀ LIQUIDE DEL TESORO: SCARTI RISPETTO AL MINIMO DEL MESE – ANNO 2013 (importi in milioni di euro)


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Appare evidente, quindi, il salto di oltre 20 miliardi che in media si è verificato tra il 17 e il 23 del mese, così come la discesa di circa 10 miliardi del primo giorno del mese. Come detto in precedenza, queste variazioni del saldo sono in prevalenza attribuibili, rispettivamente, agli incassi relativi alle entrate fiscali e al pagamento dei trattamenti previdenziali.

Le disponibilità liquide del Tesoro dipendono anche dall'andamento delle emissioni e scadenze dei titoli di Stato. Infatti, sempre con riferimento al precedente grafico, i cali osservati a metà ed inizio mese sono influenzati dal rimborso di titoli a medio lungo termine; tali scadenze avvengono solo in alcuni mesi, ma quando si verificano comportano il pagamento di diversi miliardi in un singolo giorno.

I volumi del debito pubblico italiano e i descritti flussi di tesoreria sono quindi tali da richiedere il mantenimento di un rilevante cuscinetto di liquidità, volto a contrastare le oscillazioni delle giacenze e fronteggiare in modo prudente i movimenti non previsti.

Il perseguimento dell'obiettivo di stabilizzazione del saldo del Conto disponibilità è, pertanto, non facile da conseguire, soprattutto se esso è visto in congiunzione con l'altro obiettivo attribuito alla Direzione del Debito Pubblico, che pone particolare attenzione al profilo di costo e rischio del debito pubblico.

Il conseguimento di un saldo stabile è infatti possibile solo contrastandone le oscillazioni con operazioni quotidiane di impiego o raccolta della liquidità sul mercato monetario, che il Tesoro svolge nell'ambito della citata attività di *cash management*. Tenendo conto dell'ingente liquidità, detenuta per i motivi prudenziali sopra descritti, e dell'esigenza di conseguire anche un saldo del Conto disponibilità prossimo a zero - al fine di agevolare la politica monetaria - ciò comporta di fatto l'impiego di un'ingente quota delle giacenze presso operatori finanziari, che tuttavia non è esente da rischi.

IV. L'ANDAMENTO DEL MERCATO DEI TITOLI DI STATO NEL CONTESTO DEI MERCATI INTERNAZIONALI

IV.1 LE POLITICHE MONETARIE NEI PAESI INDUSTRIALIZZATI

Nel 2014 le scelte di politica monetaria, convenzionali e non, delle Banche Centrali delle principali economie avanzate hanno rappresentato uno degli snodi più importanti nelle dinamiche macroeconomiche a livello globale e condizionato gli andamenti sui mercati obbligazionari mondiali. Nei Paesi maggiormente industrializzati, infatti, è stato confermato, e in alcuni casi è decisamente aumentato, l'impegno a garantire ampia liquidità sui mercati, a sostegno di un contesto macroeconomico fragile, sia per la perdita di slancio della crescita mondiale e l'acuirsi di alcune tensioni geopolitiche, sia a fronte degli accresciuti rischi per la ripresa economica e del peggioramento delle aspettative di inflazione a livello di singole economie. Tuttavia, guardando alle varie aree, appare evidente come le rispettive banche centrali si siano confrontate nel 2014 con fasi del ciclo economico significativamente differenziate.

Gli USA

A fronte del generale miglioramento delle prospettive di crescita negli Stati Uniti, la Federal Reserve (FED) ha in più riprese discusso e poi annunciato la riduzione del ritmo mensile degli acquisti di attività finanziarie, in primis di titoli di Stato (il cosiddetto *Quantitative Easing* sviluppatosi lungo tre diverse fasi, la prima delle quali avviata nel 2009). Per effetto di tale riduzione (il cosiddetto *tapering*), a settembre 2014 questo programma di acquisti scendeva a 15 miliardi di dollari mensili, mentre ne veniva annunciata la definitiva conclusione nella riunione del 29 ottobre. A conferma però dell'importanza di mantenere condizioni di elevata liquidità nel sistema economico, l'intervallo obiettivo per il tasso sui *Federal Fund* - ossia il tasso di riferimento della politica monetaria della *Fed* - è rimasto compreso tra 0 e 0,25%.

Nonostante il *tapering* e il successivo annuncio della vera e propria chiusura del programma di acquisti in ottobre, il mercato dei titoli governativi statunitensi (*US Treasury securities)* ha visto un abbassamento dei tassi di interesse sulle scadenze più lunghe, sia per le aspettative di inflazione, che si sono mantenute su livelli inferiori ai *target* di medio-lungo periodo della Fed, sia per l'accresciuta domanda di investitori, non solo domestici, alla ricerca di rendimento in un contesto globale di tassi di interesse storicamente molto bassi. Sulle scadenze brevi, invece, si è assistito ad un marcato rialzo dei rendimenti nella seconda metà dell'anno, per effetto delle aspettative di un rialzo dei tassi da parte della FED.

L'altro aspetto che ha caratterizzato il 2014 è stata l'inedita volatilità del mercato dei *Treasuries*, che ha avuto un suo momento di culmine il 15 ottobre,

GRAFICO IV.1: CORRIDOIO DEI TASSI DI POLITICA MONETARIA DELLA BCE 2012-2014 (tassi percentuali)



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La fissazione del tasso DF in territorio negativo è stata accompagnata da nuove disposizioni della BCE, che hanno determinato l'applicazione del medesimo rendimento penalizzante ad alcune disponibilità liquide detenute dalle istituzioni finanziarie e dai governi degli Stati membri dell'Eurosistema. Infatti, il 5 giugno la Banca Centrale Europea ha adottato anche decisioni ed indirizzi[1] che dispongono che le giacenze eccedenti le riserve obbligatorie minime delle istituzioni finanziarie siano remunerate ad un tasso nullo o al tasso sui depositi qualora esso sia negativo. Analogamente, tali disposizioni hanno imposto l'applicazione di un tasso nullo o non superiore alla *deposit facility* - se negativa - alle giacenze detenute dai governi presso le Banche Centrali Nazionali (BCN), che eccedano una soglia predefinita, prossima allo zero[2].

La determinazione di un tasso di riferimento della politica monetaria per la prima volta in territorio negativo ha comportato quindi conseguenze assai rilevanti per la liquidità dell'area euro, cui si fa cenno con maggior dettaglio nel paragrafo successivo; l'impatto sull'attività di gestione della liquidità del Tesoro sarà invece descritto nel Capitolo VI.

Contestualmente a tali decisioni, la BCE ha annunciato l'adozione di misure non convenzionali, consistenti in operazioni di rifinanziamento a più lungo termine, cosiddette TLTRO (*Targeted Longer-Term Refinancing Operations*). Tale intervento, finalizzato all'erogazione di credito al settore privato non finanziario, ha previsto lo svolgimento di aste con cadenza trimestrale per due anni, a partire da settembre 2014. La liquidità concessa tramite le operazioni TLTRO può essere restituita dagli operatori dopo 24 mesi e comunque non oltre settembre 2018; ciascuna controparte

[1] Decisione BCE/2014/23 del 5 giugno 2014 "sulla remunerazione di depositi, saldi e riserve in eccesso" e Indirizzo BCE/2014/22 del 5 giugno 2014 "che modifica l'Indirizzo BCE/2014/9 sulla gestione di attività e passività nazionali da parte delle banche centrali nazionali".

[2] Tale soglia è pari al valore maggiore tra 200 milioni di euro e lo 0,04% del prodotto interno lordo dello Stato membro nel quale la BCN ha sede.

avevano colto tale opportunità per uscire anticipatamente dalle operazioni LTRO, coprendo quindi sul mercato il proprio eventuale fabbisogno di liquidità.

La situazione del mercato della liquidità è però drasticamente cambiata a seguito delle citate disposizioni di politica monetaria adottate il 5 giugno 2014. In tale data, infatti, oltre a disporre il sesto abbassamento consecutivo dei tassi di riferimento - confermando il trend discendente avviato a fine 2011 - la BCE ha fissato per la prima volta un rendimento ufficiale in area negativa, contrariamente a quanto era avvenuto nelle tre riduzioni precedenti, quando il tasso DF era stato mantenuto a zero.

Tali decisioni, accompagnate dalle misure non convenzionali descritte nel paragrafo precedente e poste in essere con lo scopo di migliorare il funzionamento del meccanismo di trasmissione della politica monetaria, hanno causato una forte riduzione dei tassi di mercato. L'andamento evidenziato dal successivo Grafico IV.2 mostra un brusco calo già da maggio, quando il tasso EONIA (*Euro OverNight Index Average*) ha iniziato una rapida discesa a zero, in reazione a quanto anticipato dalla BCE nella riunione mensile precedente, che sembra aver preparato gli operatori ad un taglio imminente dei rendimenti. Il grafico presenta inoltre il tasso Euribor a 3 mesi, che costituisce un utile indicatore del mercato monetario a breve termine e sembra seguire l'andamento del tasso MRO, collocandosi su livelli mediamente superiori, ma anticipandone la riduzione di settembre.

GRAFICO IV.2: ANDAMENTO DEI PRINCIPALI TASSI DEL MERCATO MONETARIO NEL 2014 (tassi percentuali)


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Il tasso EONIA ha assunto valori talvolta negativi a partire dalla fine di luglio, collocandosi poi piuttosto stabilmente sotto lo zero da settembre. In quel mese, oltre al menzionato ulteriore abbassamento di 10 p.b. dei tassi BCE, si è assistito allo svolgimento della prima asta relativa alle nuove operazioni di rifinanziamento più a lungo termine (TLTRO). L'esito dell'asta è stato inferiore alle aspettative del mercato, specialmente se confrontato al successo delle menzionate LTRO a 3 anni riportando i rendimenti dei titoli governativi in prossimità dei valori registrati all'inizio di maggio. Si rilevava, inoltre, l'appiattimento della curva per effetto del calo pronunciato sull'intero tratto dai 5 ai 30 anni.

Il quadro congiunturale è andato poi peggiorando sia a livello internazionale, per la perdita di slancio nella crescita dei principali Paesi emergenti, sia a livello dell'area dell'euro, dove i dati per il secondo trimestre dell'anno confermavano il rallentamento dell'inflazione e dell'attività economica. In tale contesto cresceva la domanda del *Bund* tedesco, considerato quale bene rifugio, il cui rendimento decennale toccava infatti un nuovo minimo storico (0,74%) all'inizio di settembre. Il peggioramento dei tassi sui mercati periferici, tuttavia, è risultato limitato grazie ai segnali di apertura della BCE, seguiti dall'annuncio del 4 settembre, sull'impiego di strumenti di politica monetaria non convenzionale per combattere la deflazione e la bassa crescita illustrati nei paragrafi precedenti.

Tra ottobre e la fine dell'anno, la fragilità macroeconomica e i timori connessi all'annuncio delle elezioni politiche in Grecia hanno riportato instabilità sui mercati dei titoli governativi europei, soprattutto dei Paesi periferici. I movimenti al rialzo si sono però riassorbiti in tempi brevi e i rendimenti hanno ripreso un trend decrescente, posizionandosi su livelli ancora più bassi a causa anche delle crescenti aspettative che la BCE potesse ricorrere ad interventi diretti sul mercato secondario dei titoli governativi dell'area dell'euro (v. Grafico IV.3 nel paragrafo seguente).

Nel 2014 gli eventi macroeconomici e la risposta degli operatori attivi nel mercato dei titoli governativi hanno fatto emergere un tema importante, cioè il cambiamento delle condizioni di liquidità dei mercati dei titoli governativi europei.

La liquidità di mercato[3] è un aspetto molto intuitivo per gli operatori, ma difficilmente può essere definito e sintetizzato in un'unica unità di misura. In poche parole essa tende a definire la capacità dei partecipanti al mercato di comprare e vendere quantità anche significative di titoli in tempi brevi e con minimo impatto sul prezzo degli stessi titoli. Generalmente i parametri più diffusi per la sua misurazione sono i volumi scambiati dei titoli, i differenziali di quotazione tra il prezzo cosiddetto "denaro" (ossia in acquisto) e il prezzo "lettera" (ossia in vendita), e la profondità del mercato, calcolata analizzando le quantità che gli operatori associano alle proposte di prezzo in acquisto o in vendita di un dato titolo. In presenza di volumi scambiati elevati, di differenziali denaro-lettera molto contenuti e ampia profondità si può dire che le condizioni di liquidità sono soddisfacenti.

Sui mercati governativi europei nel 2014 questi parametri hanno mostrato una certa solidità, con livelli sicuramente migliori degli anni precedenti ed in alcuni casi quasi a livelli pre-crisi. Tuttavia, l'elemento di discontinuità rispetto al periodo antecedente l'avvio della crisi finanziaria internazionale consiste nella constatazione che, a fronte di informazioni di natura economica, finanziaria o politica di un certo rilievo (i cosiddetti *market mover*), il mercato reagisce con movimenti molto repentini e di intensità crescente, generando incrementi di volatilità particolarmente significativi. In altri termini, i *market maker* e i *dealer* dei mercati dei titoli governativi europei sembrano non riuscire più ad assorbire

[3] Concetto da non confondersi - sebbene connesso - con la liquidità in termini di massa monetaria controllata dalle banche centrali, di cui si parla nei precedenti paragrafi e laddove si discute della gestione delle disponibilità liquide del Tesoro.

Il calo generalizzato dei tassi nell'Area Euro, come già accennato, è stato originato dalla precaria situazione macroeconomica, caratterizzata da crescita economica limitata e aspettative d'inflazione in netta diminuzione, nonché dalle iniziative della BCE, che a più riprese è intervenuta per immettere liquidità nel sistema finanziario al fine di contrastare le spinte deflattive.

Contestualmente alla discesa dei tassi europei, nel 2014 si è assistito ad una sensibile riduzione del differenziale dei tassi italiani rispetto a quelli dei Paesi *core*, ed in particolare rispetto a quelli tedeschi. Tale fenomeno, presente in modo generalizzato su tutta la curva, si è manifestato in modo più evidente soprattutto sulla parte medio-lunga, ed in particolare nel tratto a 5 e 10 anni. La riduzione dei differenziali è stata riconducibile essenzialmente ad un miglioramento della percezione del rischio di credito dell'Italia da parte degli investitori i quali, in un contesto di tassi in discesa, hanno riorientato le loro scelte di investimento verso strumenti - quali i BTP - che ancora presentavano differenziali di rendimento ritenuti appetibili.

Il miglioramento nella percezione del rischio Italia ha trovato ulteriore giustificazione nel miglioramento delle condizioni di contesto a livello nazionale, soprattutto per quel che riguarda la finanza pubblica, ma anche - e in misura crescente nel corso dell'anno - in termini di economia reale. Dopo l'uscita dalla Procedura di Deficit Eccessivo nel 2013, i progressi in materia di aggiustamento della finanza pubblica sono proseguiti contestualmente all'avvio di una serie di riforme del sistema economico, amministrativo e istituzionale che sono state percepite dagli investitori internazionali come valido contributo alla sostenibilità del debito pubblico. In questo contesto, l'Italia ha anche continuato a beneficiare della significativa riduzione dei rischi sistemici all'interno dell'Eurozona, prodotta dalla molteplicità di strumenti messi in campo dalle diverse autorità europee, BCE inclusa, per superare alcune delle principali criticità dell'architettura dell'Unione Monetaria emerse dal 2010 in poi, non ultimo lo stesso avvio dell'Unione Bancaria Europea.

Lo *spread* Italia-Germania sulla scadenza 10 anni (Grafico IV.4) si è sostanzialmente dimezzato passando dai circa 210 punti base di gennaio 2014 ai circa 120 punti base di fine 2014.

GRAFICO IV.4: DIFFERENZIALE DI RENDIMENTO BTP BUND – *BENCHMARK* 10 ANNI 2013-2014 (punti base)


380
350
320
290
260
230
200
170
140
110
80
gen-13
feb-13
mar-13
apr-13
mag-13
giu-13
lug-13
ago-13
set-13
ott-13
nov-13
dic-13
gen-14
feb-14
mar-14
apr-14
mag-14
giu-14
lug-14
ago-14
set-14
ott-14
nov-14
dic-14

GRAFICO IV.6: DIFFERENZIALE DI RENDIMENTO TITOLI DI STATO 10 ANNI VS 2 ANNI (punti base)


310
280
250
220
190
160
130
100
gen-13
feb-13
mar-13
apr-13
mag-13
giu-13
lug-13
ago-13
set-13
ott-13
nov-13
dic-13
gen-14
feb-14
mar-14
apr-14
mag-14
giu-14
lug-14
ago-14
set-14
ott-14
nov-14
dic-14

Come si evince dall'analisi dei grafici, l'evoluzione discendente dei tassi, che ha contraddistinto tutto il 2014, non è stata esente da brevi, ma talvolta repentine ed intense, inversioni di tendenza, con improvvise impennate della volatilità dei corsi dei titoli.

Tali eventi si sono presentati, nella loro manifestazione più evidente, nella seconda metà di maggio, a inizio agosto e verso la metà del mese di ottobre. Tutti questi eventi sono verosimilmente riconducibili a spiegazioni di natura macroeconomica, finanziaria o politica: in maggio, la lettura negativa del dato del PIL italiano e le imminenti elezioni politiche europee, per le quali si temeva un esito incerto; in luglio, le tensioni geopolitiche in Ucraina, con riflessi negativi per il commercio europeo verso i Paesi dell'Est; in ottobre, l'incertezza politica in Grecia, la crescita negli Stati Uniti e in Europa - percepita ancora insoddisfacente - e le tensioni geopolitiche che non accennavano ad allentarsi. Tuttavia, quello che emerge è che, a notizie e/o eventi di un certo rilievo, sempre meno gli operatori di mercato *market maker* sono apparsi in grado di assorbire temporanei squilibri tra domanda e offerta e contenere la volatilità, quindi mancando di contribuire alla resilienza dei mercati durante le fasi di stress. Un ulteriore fattore che ha caratterizzato in misura crescente i mercati è ravvisabile nel comportamento dei grandi investitori istituzionali (ivi inclusi quelli più opportunistici come gli *hedge fund*), i quali hanno a più riprese assunto tutti un medesimo posizionamento per lunghi periodi nel corso dell'anno; in tal modo, ogni qualvolta si è manifestato un rilevante e repentino cambiamento di prospettiva, si è immediatamente prodotto uno squilibrio molto significativo tra flussi in acquisto e in vendita, inevitabilmente tradottosi in una massiccia escursione dei corsi dei titoli e quindi sui rendimenti. Tale fenomeno, già descritto per i mercati europei in generale, non ha risparmiato i titoli di Stato italiani, sebbene con impatti di solito inferiori a quanto riscontrato in altri Paesi europei.

GRAFICO IV.7: VOLUMI MENSILI NEGOZIATI SULLA PIATTAFORMA MTS (milioni di euro)


somma dei volumi scambiati da tutte le controparti
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
Gennaio
Febbraio
Marzo
Aprile
Maggio
Giugno
Luglio
Agosto
Settembre
Ottobre
Novembre
Dicembre
2013
2014

Nell'ambito dei vari comparti (Grafici IV.8 e IV.9), l'incremento dei volumi negoziati si è manifestato soprattutto su tutte le scadenze brevi - quindi sul segmento dei BOT e dei BTP con scadenza residua ravvicinata - e, in misura meno evidente, su quelle del segmento intermedio tra i 6 ed i 12 anni di vita residua. La forte riduzione dei tassi deve aver gradualmente portato ad un calo di interesse sulle scadenze più corte (oltre l'anno e fino a 6 anni)

GRAFICO IV.8: VOLUMI TRIMESTRALI NEGOZIATI SU MTS, DISTINTI PER COMPARTO (milioni di euro)


450.000
400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
-
BOT
CTZ
CCTeu
BTP
BTPI
1°Q 2013
2°Q 2013
3°Q 2013
4°Q 2013
1°Q 2014
2°Q 2014
3°Q 2014
4°Q 2014

Relativamente al comparto a lungo termine dei BTP nominali, questi hanno beneficiato del ritorno di liquidità al pari di tutti gli altri comparti della curva,

Relativamente agli impatti sulla liquidità determinati dall'introduzione di nuove regolamentazioni a livello europeo e globale, dalle prime analisi[5] sembra emergere un quadro caratterizzato, da un lato, dal cambiamento del modello di *business* prescelto dagli operatori e, dall'altro, dall'incremento oggettivo di vincoli per fornire liquidità ai titoli. Relativamente al modello di *business* diversi operatori stanno infatti lentamente passando da un *business* basato su margini provenienti prevalentemente dall'attività di quotazione (margini di intermediazione) ad uno caratterizzato da attività *broker-oriented,* cioè ad attività focalizzate sulla consulenza e sulla distribuzione dei titoli agli investitori finali, attività meno rischiose e con requisiti di capitali necessari di gran lunga inferiori. Questa tesi trova fondamento in una serie di elementi quali: il notevole incremento dei volumi negoziati sul mercato *BTP future*, il quale oggi ha assunto un ruolo significativo per l'operatività dei *dealer*, e nei volumi scambiati sulle piattaforme *BtC* descritte nel Capitolo II, che operano con il meccanismo del *request for quote* (*RFQ*)[6]. D'altra parte molte delle norme introdotte negli ultimi anni hanno significativamente incrementato i requisiti di capitalizzazione per i diversi attori operanti sui mercati finanziari e questo sembra non aver favorito la liquidità di quei segmenti che non sono in grado di fornire adeguata remunerazione a fronte del costo necessario per raccogliere capitale aggiuntivo.

Infine, nel 2014 si è assistito anche ad una significativa normalizzazione dell'attività di mercato secondario dei CCT/CCTeu e dei BTP€i, due comparti che per alcuni aspetti avevano segnato il passo nel 2013, sebbene in un contesto di complessivo miglioramento. Nel primo caso, si è registrato un deciso ritorno di interesse da parte di tesorerie bancarie e fondi monetari, prevalentemente domestici, mentre nel secondo caso, oltre ai domestici, si è avuto un costante incremento di partecipazione proveniente da investitori esteri. Tale ritorno degli investitori esteri è apparso particolarmente significativo, dato che il loro allontanamento nella fase più critica della crisi del debito sovrano - negli anni 2011-2012 - si rivelò particolarmente destabilizzante per il segmento dei titoli indicizzati all'inflazione, notoriamente caratterizzato da minori volumi e liquidità rispetto ai titoli nominali a tasso fisso.

Il segmento pronti contro termine (Repo)

Anche nel 2014 il mercato Repo ha continuato a svolgere un ruolo fondamentale nel contribuire all'ordinato svolgimento delle attività di *market making* sul mercato *cash*. I volumi scambiati, sia sulla piattaforma elettronica MTS sia *Over The Counter* (*OTC*), non hanno subito variazioni significative rispetto al 2013. L'operatività del mercato, tuttavia, con l'entrata in vigore della modifica al ciclo di regolamento a

[5] Pag. 56-57, Rapporto sulla stabilità finanziaria n. 2, 2014, Banca d'Italia

[6] Su queste piattaforme, dedicate agli scambi tra *dealer* e investitori istituzionali finali, i prezzi vengono inseriti per via telematica "su richiesta" degli investitori interessati a negoziare una certa quantità di un titolo, in acquisto o in vendita. Pertanto, a differenza dei mercati per *dealer* con obblighi di quotazione come MTS Italia, dove durante la giornata tutte le quotazioni sono sempre direttamente eseguibili "colpendo" per via telematica un dato prezzo in denaro o in lettera, sui mercati RFQ le quotazioni divengono eseguibili sono quando giunge una richiesta a cui un dato numero di *dealer* si impegna a rispondere, esponendo di volta in volta un prezzo che poi verrà scelto dall'investitore (in base alla convenienza o al soggetto *dealer* con cui l'investitore è interessato a effettuare lo scambio).

GRAFICO IV.12: VOLUMI ANNUALI NEGOZIATI DAGLI SPECIALISTI SU PIATTAFORMA MTS (percentuali)


100
90
80
70
60
50
40
30
20
10
0
2008
2009
2010
2011
2012
2013
2014
SPECIALISTA
PRINCIPALE
ALTRO

L'attività di negoziazione con gli investitori da parte degli Specialisti in titoli di Stato

I volumi negoziati

Come accennato nel Capitolo II, il Tesoro effettua il monitoraggio dell'attività svolta dagli Specialisti in titoli di Stato anche su piattaforme diverse da quelle selezionate. In tal caso l'attività di monitoraggio è indiretta, in quanto i dati vengono acquisiti non dalle piattaforme, ma direttamente dagli Specialisti tramite modelli di aggregazione dei dati standardizzati e armonizzati su scala europea ("Harmonized Reporting Format" HRF), che dal 2014 contengono le informazioni su tutti i singoli scambi effettuati dagli Specialisti, con l'indicazione, per ciascuno di essi, del titolo, della quantità, del Paese in cui ha sede la controparte, del tipo di controparte, della piattaforma o modalità di negoziazione.

Per il 2014, differentemente da quanto evidenziato per il segmento *cash* (a pronti) di MTS, sulla totalità delle altre piattaforme - elettroniche e non - e delle altre sedi di negoziazione, i volumi scambiati hanno visto un marginale recupero nei primi mesi dell'anno rispetto ai minimi di dicembre 2013, ma comunque si sono attestati su livelli leggermente inferiori rispetto alla media dell'intero 2013. Nella seconda parte dell'anno, tuttavia, il declino si è ampliato fino a raggiungere negli ultimi due mesi dell'anno volumi che non si erano mai registrati nei precedenti due anni - eguagliati solo in una occasione durante il mese di agosto 2013 (Grafico IV.13).

GRAFICO IV.14: VOLUMI TRIMESTRALI NEGOZIATI DAGLI SPECIALISTI PER TIPOLOGIA DI CONTROPARTE (milioni di euro) GESTORI DI FONDI, BANCHE, FONDI PENSIONE ED ASSICURATIVI, *HEDGE FUND*


350.000
340.000
330.000
320.000
310.000
300.000
290.000
280.000
270.000
260.000
250.000
45.000
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
IQ 2014
IIQ 2014
IIIQ 2014
IVQ 2014
Gestori Fondi:Turnover
Gestori fondi:Quantità netta acquistata
450.000
400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
35000
30000
25000
20000
15000
10000
5000
0
IQ 2014
IIQ 2014
IIIQ 2014
IVQ 2014
Banche:Turnover
Banche:Quantità netta acquistata
100.000
80.000
60.000
40.000
20.000
0
-20.000
-40.000
-60.000
-80.000
-100.000
3000
2000
1000
0
-1000
-2000
-3000
IQ 2014
IIQ 2014
IIIQ 2014
IVQ 2014
Hedge Fund:Turnover
Hedge Fund:Quantità netta acquistata
25.000
20.000
15.000
10.000
5.000
0
4000
3500
3000
2500
2000
1500
1000
500
0
IQ 2014
IIQ 2014
IIIQ 2014
IVQ 2014
Assicurazioni/F.Pensione:Turnover
Assicurazioni/F.Pensione:Quantità netta acquistata

L'Evoluzione del mercato dei BTP Future

Il mercato dei BTP *Future* è stato reintrodotto da Eurex, una piattaforma di negoziazione tedesca specializzata nell'organizzazione di questo tipo di mercati, nel 2009 sulla scadenza decennale. L'anno successivo è stato introdotto il *future* sul BTP a 3 anni e nel 2011 quello sul BTP con scadenza a 5 anni. Nonostante la presenza di contratti con tre scadenze diverse, quello più significativo e più scambiato è largamente quello con scadenza decennale.

Ogni contratto ha un valore unitario di 100.000 euro ed il prezzo può variare per unità di 0,01 centesimi (del valore di 10 euro).

Il contratto ha scadenze trimestrali, il dieci del mese di riferimento. Il valore del contratto è legato all'andamento del sottostante, che è costituito da un *basket* di titoli (cosiddetti *deliverable*, in quanto sono quelli consegnabili alla scadenza) la cui vita residua, per il contratto decennale, deve essere compresa tra 8,5 ed 11 anni e può includere titoli con circolante almeno pari a 5 miliardi e *maturity* originaria non superiore ai 16 anni.

Il mercato BTP *Future*, soprattutto negli ultimi anni, ha assunto un ruolo estremamente importate per gli operatori di mercato, sia investitori quali *hedge fund* sia, sempre più ampiamente, *market maker*, in quanto con tale strumento gli operatori possono neutralizzare (o quantomeno ridurre) l'esposizione al rischio ponendosi in posizione opposta rispetto all'esposizione assunta sul mercato a pronti. Da analisi effettuate sul contratto BTP *Future* a 10 anni, nel 2014 si è assistito ad un sostanziale incremento dei volumi scambiati e dell'*open interest*[8], soprattutto in prossimità delle aste o in giornate particolarmente volatili.

Questo fenomeno, alquanto limitato fino al 2013 quando lo strumento non era ancora così ampiamente diffuso, nel 2014 invece può esser stato una causa di trasmissione di maggiore volatilità sul mercato a pronti. Tuttavia questo meccanismo di trasmissione da mercato *future* a mercato a pronti (e viceversa), date le diverse caratteristiche dei due, è al momento solo oggetto di osservazione ed analisi e non si è ancora in grado di trarre conclusioni certe al riguardo.

[8] *L'open interest* rappresenta il numero di contratti *future* non ancora chiusi in uno specifico istante. Si può definire dunque come la somma di tutte le posizioni lunghe o corte aperte nel mercato in un dato momento. *L'open interest* differisce dal valore del volume giornaliero di operazioni: quest'ultimo infatti può risultare differente a seguito di operazione di *day trading*. Un aumento o una diminuzione dell'*open interest* non fornisce informazioni circa l'andamento dei prezzi, ma indica solamente un rafforzamento o un indebolimento dell'attività di *trading*.

trasferimenti da famiglie, dovuti a maggiori incassi dei proventi dei giochi dell'ex-Amministrazione autonoma dei Monopoli di Stato per regolazioni contabili dell'anno 2013 effettuate nel 2014, mentre sono risultati in riduzione, rispetto al 2013, i finanziamenti dall'Unione europea[6]. Tra i pagamenti di parte corrente, si è rilevata una riduzione della spesa di personale, a causa dei limiti al turnover e dei blocchi agli incrementi retributivi, mentre sono diminuiti anche i trasferimenti agli enti locali e alle imprese e società di servizi pubblici. In crescita i trasferimenti correnti a famiglie (+4.122 milioni), in parte per il riconoscimento del cosiddetto bonus di 80 euro[7].

La componente di gran lunga più rilevante del saldo di cassa del Settore Statale tra le spese correnti, dopo quella per il personale ed i trasferimenti, è stata quella degli interessi che nel 2014 è stata pari a 79.645 milioni di euro, in aumento di circa 800 milioni rispetto al 2013. A questo ha contribuito un incremento della spesa sui titoli di Stato (per circa 3,5 miliardi di euro) a fronte di una riduzione di quella sui conti correnti di tesoreria intestati ad enti esterni al Settore Statale (per circa 2,6 miliardi di euro)[8].

TABELLA V.1: CONTO CONSOLIDATO DI CASSA DEL SETTORE STATALE (dati in milioni di Euro)

	2013	2014
Incassi correnti	519.720	516.308
di cui interessi attivi	*1.050*	*1.394*
Incassi in conto capitale	3.166	3.721
Incassi totali	**522.886**	**520.029**
Pagamenti correnti	554.052	556.307
di cui interessi passivi	*79.872*	*81.039*
Pagamenti in conto capitale	26.791	22.554
Pagamenti totali	**580.843**	**578.861**
Saldo primario al netto delle Partite Finanziarie	**20.865**	**20.813**
Interessi passivi netti	78.822	79.645
Saldo al netto delle Partite Finanziarie	**-57.957**	**-58.832**
Partite Finanziarie	-22.460	-16.075
Saldo primario	**-1.595**	**4.738**
Incassi finali	525.481	521.853
Pagamenti finali	605.898	596.760
Saldo Settore Statale	**-80.417**	**-74.907**

[6] Va tuttavia segnalato che il 2013 ha in effetti beneficiato di ritardi sui pagamenti del bilancio comunitario di dicembre 2012 che hanno comportato l'accredito di somme ingenti nei primi mesi dell'anno successivo e quindi nel 2013.

[7] Decreto Legge 24 aprile 2014, n. 66, convertito con modificazioni in Legge 23 giugno 2014, n. 89.

[8] Tale riduzione si deve anche al fatto che nel 2013 è stata liquidata a Cassa Depositi e Prestiti S.p.A., l'ente il cui conto è di maggiore rilevanza all'interno della tesoreria, una quota di interessi pari circa a 1.710 ml di euro, che era di competenza dell'anno 2012, e quindi determinatasi con tassi più alti.

Stato nonché la remunerazione del conto detenuto dalla CDP S.p.A. presso la tesoreria (per un totale pari circa a 6,8 miliardi euro). Considerando anche che alcune voci di entrata già contabilizzate nei saldi di cassa degli anni precedenti (come alcune quote dei contributi dall'UE) sono state riversate in tesoreria solo nel 2014, le giacenze liquide disponibili per il Tesoro a fine 2014 sono risultate in aumento di circa 9 miliardi rispetto alla fine dell'anno precedente.

Tale risultato è stato, almeno in parte[11], deliberatamente ottenuto dal Tesoro con la decisione di non ridurre le emissioni nette di titoli di Stato nella misura proporzionale all'emergere delle coperture aggiuntive di cassa appena menzionate, proprio con il duplice obiettivo di gestire il rischio di rifinanziamento a fronte di un anno con scadenze rilevanti come il 2015 e contribuire al contenimento del costo di finanziamento, considerato la discesa dei tassi di mercato sui titoli di Stato nei mesi finali del 2014 (vedi grafici del Capitolo IV).

TABELLA V.2: EMISSIONI*, SCADENZE E COPERTURA DEL FABBISOGNO DEL SETTORE STATALE (dati in milioni di Euro)

	2014
Emissioni nominali	463.364
Emissioni al netto ricavo	470.326
Rimborsi	399.809
Emissioni nette (a)	70.517
Flussi di cassa inclusi nel saldo di cassa del Settore Statale giacenti in tesoreria (b)	13.413
Totale coperture (a+b)	83.930
Saldo di cassa del Settore Statale (c)	74.907
Variazione Conto Disponibilità del Tesoro 31-12-2014 vs 31-12-2013 (a+b-c)	9.023

*) Calcolate per l'intero anno con il criterio della data di regolamento, e non per data d'asta.

V.3 FABBISOGNO DEL SETTORE PUBBLICO

Il fabbisogno (saldo) del Settore Pubblico, in quanto in larga parte coincidente con il fabbisogno delle Pubbliche Amministrazioni[12], è l'aggregato di riferimento per spiegare la variazione di livello del debito totale delle Pubbliche Amministrazioni che si determina nel corso di un anno. Esso viene calcolato a partire da quello del Settore Statale, che presenta gli stessi criteri di contabilizzazione e classificazione per cassa delle transazioni, ma aggiungendo, con gli eventuali necessari consolidamenti, i saldi di cassa di tutti gli enti compresi nel perimetro delle Pubbliche Amministrazioni.

[11] A sostenere il ritmo delle emissioni nette in corso d'anno è stata anche l'esigenza di predisporre una provvista sufficiente per fronteggiare l'operazione di ristrutturazione del debito delle Regioni - prevista dall'art. 45 del D.L. 66 del 2014 come successivamente emendato e convertito in Legge - poi slittata al 2015.

[12] I due aggregati sono calcolati sulla base della stessa partizione dei conti ma differiscono per i criteri con cui vengono contabilizzate le entrate da dismissioni mobiliari (privatizzazioni). Inoltre il saldo del Settore Pubblico è calcolato dalla Ragioneria Generale dello Stato (MEF) dal lato della formazione (incassi e pagamenti) mentre il saldo delle Pubbliche Amministrazioni è calcolato dalla Banca d'Italia dal lato della copertura, ossia dei quantitativi di nuove passività emesse.

"trascinamento" del più basso livello del PIL del 2013 (per quasi 0,7 punti percentuali), dato che la crescita nominale effettiva nel 2014 non si è discostata significativamente da quella prevista in quei documenti (0,4 per cento contro lo 0,5 per cento previsto), e che il valore dello stock nominale del debito, pari a 2.135.902 milioni di euro, pur includendo un aumento di livello di 1.829 milioni dovuto unicamente all'effetto contabile delle nuove regole Eurostat sulla registrazione degli *swap* originati dall'esercizio di *swaption*[16], è risultato persino inferiore alla previsione per circa lo 0,3 per cento di PIL.

Si tenga presente che l'evoluzione dell'attività di indebitamento durante l'anno è stata effettuata sia tenendo conto delle necessità di provvista finanziaria incorporate nelle previsioni di fabbisogno di cassa del Settore Statale, tra cui quelle per anticipazioni di liquidità alle Amministrazioni Locali destinati al pagamento dei debiti commerciali e per la ristrutturazione dei debiti delle Regioni, sebbene nel primo caso una parte limitata di queste anticipazioni sia slittata al 2015, mentre nel secondo l'operazione sia stata completamente posposta al 2015. La crescita delle disponibilità di cassa, dovuta anche a queste circostanze, e già evidenziata nella precedente sezione, ha consentito di condurre a fine anno un'operazione di riacquisto (*buyback*) di titoli di Stato per un valore nominale di poco superiore ai 4 miliardi di euro. D'altro canto, l'attività di concambio ha contribuito a ridurre di oltre 1 miliardo il livello finale del debito, dato che sono stati emessi titoli con prezzi significativamente superiori a quelli dei titoli ricomprati in questo tipo di operazioni.

Infine va ricordato che, in linea con le previsioni di settembre 2014, il valore finale del debito a fine 2014 è anche stato determinato dall'utilizzo del Fondo Ammortamento dei titoli di Stato, mediante il quale sono stati rimborsati a scadenza titoli per poco più di 4 miliardi di euro (circa lo 0,25 di PIL)[17], consentendo quindi di alleggerire le emissioni dell'anno per analogo importo.

GRAFICO V.1: EVOLUZIONE DEL RAPPORTO DEBITO/PIL NEL PERIODO 2005-2014


140%
130%
120%
110%
100%
90%
80%
70%
60%
101,9%
102,5%
99,7%
102,3%
112,5%
115,3%
116,4%
123,2%
128,8%
132,3%
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

[16] Regole entrate in vigore dal 1° settembre 2014.

[17] Tali risorse sono in larga parte dovute alle entrate derivanti dal rimborso dei cosiddetti 'Monti bond' da parte dell'istituto Monte Paschi di Siena, per la quota parte prevista per il 2014 pari a 3 miliardi di euro.

In particolare, le operazioni finanziarie attive (riscossione crediti, concessione di crediti, partecipazioni e conferimenti, ecc.) sono una componente del fabbisogno, ma non rientrano nel calcolo dell'indebitamento netto, che registra solo le operazioni di natura economica; nello schema di raccordo tra le due grandezze, devono essere quindi sottratte dal fabbisogno del Settore Pubblico per ricondursi all'indebitamento netto delle P.A.. Nel 2014, tali operazioni ammontano a 10.256 milioni.

Nel conto economico delle Amministrazioni pubbliche le operazioni sono quantificate secondo i principi della competenza economica, mentre nel conto del Settore Pubblico sono registrate per cassa. La differenza cassa-competenza registra le differenze dovute al diverso momento di registrazione delle transazioni economiche e rappresenta le variazioni nei crediti e nei debiti di carattere commerciale o derivanti da sfasamenti temporali nella regolarizzazione monetaria. Nel 2014, tale categoria ammonta a 9.819 milioni.

Come già accennato, le classificazioni delle singole transazioni per categorie economiche e finanziarie seguono, per il conto delle Amministrazioni pubbliche, le definizioni e le regole del SEC 2010 e, per il calcolo del Fabbisogno del Settore Pubblico, le regole di contabilità pubblica. Le riclassificazioni contabili ammontano a -716 milioni nel 2014.

Infine, la discrepanza statistica è calcolata a residuo e rappresenta l'insieme delle differenze fra fabbisogno e indebitamento netto, diverse da quelle spiegate dai fattori sopra richiamati; essa è da attribuire prevalentemente all'utilizzo, nel calcolo dei due aggregati, di fonti informative diverse, e per il 2014 la voce residuale è pari a 553 milioni.

TABELLA V.5: RACCORDO TRA FABBISOGNO DEL SETTORE PUBBLICO ED INDEBITAMENTO NETTO DELLE AMMINISTRAZIONI PUBBLICHE (dati in milioni di Euro)

	2013	2014
Fabbisogno del Settore Pubblico	**-72.986**	**-68.950**
Partite finanziarie comprese nel fabbisogno del Settore Pubblico	13.775	10.256
Differenza cassa-competenza	11.687	9.819
Riclassificazioni di operazioni	1.336	-716
Discrepanza statistica	-1.119	553
Indebitamento netto delle PA	**-47.307**	**-49.038**

compresi quelli esteri, al ribilanciamento dei portafogli verso scadenze più lunghe dei titoli nominali BTP.

GRAFICO VI.1: LA CURVA DEI RENDIMENTI DEI TITOLI DI STATO 2013-2014


5,00
4,00
3,00
2,00
1,00
0,00
0,50
0,20
0,10
0,96
0,39
0,32
1,21
0,60
0,50
2,70
1,37
0,92
4,09
2,74
1,88
4,87
3,99
3,22
3 mesi
1 anno
2 anni
5 anni
10 anni
30 anni
Fine dicembre '13
Fine giugno '14
Fine dicembre '14

Un terzo aspetto di grande rilevanza che ha caratterizzato la gestione del debito nel 2014 è stata la piena normalizzazione del mercato dei titoli indicizzati all'inflazione dell'area euro, i BTP€i, e dei CCTeu, due segmenti la cui ripresa in termini di performance, volumi scambiati e interesse degli investitori domestici ed internazionali si era già manifestata nel 2013, ma che nel 2014 ha mostrato un ulteriore miglioramento.

Per quanto riguarda i BTP€i, il Tesoro ha non solo aumentato l'offerta, lanciando anche un nuovo titolo a 10 anni atteso da tempo, ma è tornato ad emettere su tutta la curva dei tassi reali, inclusa la scadenza trentennale, che era rimasta preclusa per diversi anni.

I CCTeu sono tornati in linea con le valorizzazioni di mercato degli equivalenti titoli BTP a tasso fisso e, in molti casi, i titoli in corso di emissione hanno registrato una performance migliore dei BTP di pari scadenza, segno di un ritorno di interesse da parte soprattutto di investitori istituzionali domestici, che il Tesoro ha assecondato aumentando l'offerta e allungando gradualmente la scadenza all'emissione dei nuovi titoli all'interno del *range* tra 5 e 7 anni, preannunciato nelle Linee Guida (l'ultimo titolo emesso nel 2014 presentava una scadenza di quasi 6,5 anni).

Un altro elemento che ha favorito l'attività di emissione è stato l'incremento della liquidità sul mercato secondario, soprattutto sulle piattaforme elettroniche ed in particolare su quella regolamentata - MTS Italia - cui ha contribuito la più sistematica partecipazione degli investitori esteri.

La normalizzazione del mercato primario si è esplicitata anche attraverso il ritorno ad un impiego limitato dei titoli non più in corso di emissione (*off the run*), le riaperture dei quali hanno infatti riguardato due BTP con vita residua di 20 e 23 anni e un CCTeu con vita residua quadriennale. Anche nel 2014 le emissioni *off the* nel dicembre 2013 e al 9,22% di fine 2012, in linea con la citata strategia di riduzione del comparto a breve termine, già avviata dal 2013.

La domanda espressa in asta dalle controparti bancarie si è mantenuta elevata per tutto l'anno, come testimoniato dalla crescita del rapporto domanda/offerta (*bid to cover ratio*), che in media è stato di 1,64 per i BOT semestrali e di 1,65 per gli annuali, in confronto rispettivamente con l'1,55 e l'1,54 osservati nel 2013. A tale innalzamento ha verosimilmente contribuito la citata riduzione degli importi mediamente offerti, che ha più che compensato la minore attrattività dello strumento determinata dal sensibile abbassamento dei rendimenti.

I tassi a breve termine, infatti, hanno continuato il loro trend discendente, agevolato dalle misure accomodanti di politica monetaria decise dalla BCE e dal migliorato clima di fiducia nei confronti dei titoli italiani. Le buone performance del mercato dei titoli di Stato e del monetario si sono quindi riflesse anche sul tasso di interesse medio di aggiudicazione dei BOT in asta, che nel 2014 è risultato pari allo 0,48% per gli annuali e allo 0,43% per i semestrali, in deciso calo rispetto agli anni precedenti e in continuità con la riduzione osservata a partire dal 2011.

GRAFICO VI.2: TASSO MEDIO DI AGGIUDICAZIONE IN ASTA DEI BOT A 6 E 12 MESI – ANNI 2010-2014 (tassi percentuali)


3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
3,17
2,41
2,30
1,88
1,28
0,93
0,99
0,80
0,48
0,43
2010
2011
2012
2013
2014
BOT 6 mesi
BOT 12 mesi

Nel dettaglio, il BOT semestrale ha toccato il suo minimo storico nell'asta di fine agosto (0,136%), per poi risalire leggermente nelle ultime aste dell'anno. Andamento analogo per il BOT annuale che ha fatto registrare il suo rendimento minimo nell'asta di metà settembre (0,271%), per poi attestarsi su livelli più elevati nelle aste successive, mantenendosi comunque su livelli storicamente bassi fino alla fine dell'anno.

Nel corso dell'anno si è anche osservata una maggiore convergenza dei rendimenti dei BOT in asta rispetto ai tassi di mercato interbancario di pari scadenza (Euribor). Ciò è facilmente riscontrabile nel successivo Grafico VI.3, che confronta il tasso medio ponderato rilevato alle aste dei BOT semestrali degli anni 2013 e 2014 con il corrispondente tasso Euribor pubblicato nel medesimo giorno. Dal grafico è infatti evidente come nel 2014 l'andamento dei due rendimenti sia stato assai più mese di agosto, con un tasso dello 0,326%. Si è poi registrato un nuovo significativo innalzamento, in corrispondenza del generale rimbalzo determinato dai bruschi movimenti che hanno caratterizzato i titoli statunitensi a metà ottobre.

GRAFICO VI.4: RENDIMENTI ALL'EMISSIONE DEI CTZ – ANNO 2014


1,60
1,40
1,20
1,00
0,80
0,60
0,40
0,20
0,00
1,346
1,031
0,822
0,707
0,786
0,786
0,591
0,428
0,326
0,385
0,692
02-gen
31-gen
febbraio
marzo
aprile
maggio
giugno
luglio
agosto
settembre
ottobre
novembre
dicembre

Nota: Il grafico è costruito sulla base delle date di regolamento delle aste. A novembre l'asta non si è tenuta per via dell'abbondante liquidità di cassa.

BTP

Nei comparti dei BTP nominali, il Tesoro ha cercato di alleggerire le emissioni lorde di titoli con scadenza a più breve termine, sia facendo leva sul nuovo strumento settennale, la cui offerta è stata regolare anche per garantirne un'adeguata liquidità e soddisfare la domanda del comparto, sia sfruttando la conformazione della curva dei rendimenti nominali per collocare rilevanti quantitativi di titoli con scadenza più estesa.

Nel comparto a 3 anni, infatti, i titoli in circolazione si sono ridotti di circa l'8% rispetto al 2013, per l'effetto combinato del ridotto volume in emissione e dei consistenti rimborsi, tale da determinare emissioni nette negative per oltre 9 miliardi di euro.

Nel comparto a 5 anni, invece, le emissioni nette sono risultate positive per più di 22 miliardi di euro, dati i più elevati importi collocati e a fronte di scadenze che sono state circa la metà di quelle del comparto triennale.

Per quanto riguarda la scadenza di più recente inaugurazione, nel 2014 il BTP a 7 anni è stato integrato all'interno del programma mensile di aste, dopo il primo collocamento sindacato regolato il 16 ottobre 2013. L'ampio e positivo riscontro ottenuto presso gli investitori testimonia come il segmento a 7 anni sia riuscito ad affermarsi come *benchmark* sulla curva dei rendimenti italiana. Le emissioni si sono svolte con il meccanismo d'asta ordinaria e determinazione discrezionale del prezzo, in occasione delle aste a medio-lungo termine di metà mese. Il primo titolo settennale, il BTP 16/10/2013 - 01/05/2021, con cedola annua del 3,75%, è stato

GRAFICO VI.5: BTP 1 MARZO 2030 – DISTRIBUZIONE PER TIPOLOGIA DI INVESTITORE


Banche centrali e istituzioni governative; 7%
Retail / Corporate / Altro ; 2%
Hedge Funds ; 6%
Fondi d'investimento; 36%
Fondi pensione e assicurazioni; 23%
Banche; 26%

GRAFICO VI.6: BTP 1 MARZO 2030 – DISTRIBUZIONE GEOGRAFICA


Benelux; 2%
Altro; 2%
Asia e Medio Oriente; 2%
Scandinavia; 5%
Germania, Austria e Svizzera; 8%
Italia; 36%
Francia; 9%
Stati Uniti; 13%
Gran Bretagna e Irlanda; 23%

Il nuovo titolo a 15 anni è stato offerto fino a novembre, con il circolante di fine anno che si è attestato sui 12,8 miliardi di euro.

Nel comparto a trent'anni, il Tesoro non ha introdotto un nuovo *benchmark* in quanto il titolo *on-the-run* non aveva ancora raggiunto un circolante tale da garantire una sufficiente liquidità sul mercato secondario. Le condizioni del comparto, inoltre, non sono apparse veramente recettive per il lancio di un nuovo *benchmark*. Il Tesoro ha comunque garantito emissioni regolari, contribuendo così a migliorare le condizioni di liquidità per i titoli a più lungo termine. Infatti, il BTP 01/03/2013 - 01/09/2044, con cedola del 4,75%, che era stato inaugurato tramite sindacato il 22 maggio 2013, è stato riproposto in quattro occasioni per un importo complessivo di 5.725 milioni di euro, portandone il circolante su un valore di poco inferiore a 15 miliardi di euro.

I rendimenti all'emissione dei BTP nominali hanno fatto registrare un marcato calo su tutto il tratto di scadenze compreso tra i 5 e i 15 anni. Rispetto alle ultime aste del 2013, la riduzione maggiore ha riguardato il tasso a 5 anni, diminuito di ben

Nel complesso, le emissioni lorde di BTP nominali sono state di circa 171.184 milioni di euro, compresi i titoli *off the run* e al netto dei concambi, con un incremento pari al 14% rispetto ai 150.066 milioni di euro del 2013. In dettaglio, sono stati collocati 38.046 milioni nel comparto fino a tre anni, 41.709 milioni nel comparto fino a cinque anni, 28.180 milioni nel comparto a 7 anni, 39.064 milioni nell'area dieci anni, 16.482 milioni tra gli 11 e i 15 anni e, infine, 7.701 milioni tra i 16 e i 30 anni.

Il circolante dei BTP nominali ha registrato un incremento, nell'arco dei dodici mesi, pari a 80.459 milioni di euro. In termini percentuali tali titoli rappresentavano il 67,56 per cento dello stock titoli di Stato, in aumento di 2,33 punti percentuali rispetto al 2013.

I titoli indicizzati all'inflazione: BTP€i e BTP Italia

Nel comparto indicizzato, il Tesoro ha collocato sia il BTP€i, titolo indicizzato all'inflazione europea (con esclusione dei prodotti a base di tabacco) e con rivalutazione del capitale corrisposta al momento dell'estinzione del titolo, sia il BTP Italia, lo strumento finanziario indicizzato all'inflazione italiana (Indice FOI, senza tabacchi - Indice dei prezzi al consumo per le famiglie di operai e impiegati), la cui rivalutazione in linea capitale viene corrisposta semestralmente in occasione dello stacco cedolare.

GRAFICO VI.9: RENDIMENTI IN ASTA DEI BTP€i – ANNO 2014


BTP €i 5 anni
BTP €i 10 anni
BTP €i 15 anni
BTP €i 30 anni
3,00
2,50
2,00
1,50
1,00
0,50
0,00
30 anni
2,12
2,39
2,09
1,92
1,66
1,68
1,62
1,43
1,16
1,39
1,20
0,53
0,25
GENNAIO
MARZO
MAGGIO
LUGLIO
SETTEMBRE
NOVEMBRE

Per quanto riguarda il BTP€i, nel 2014 le emissioni lorde sono state pari a nominali 14.488 milioni di euro, con un aumento pari a +34,7% in confronto ai 10.757 milioni di euro emessi nel 2013. Decisiva per questo incremento è stata l'operazione di collocamento tramite sindacato, guidato da cinque banche specialiste (Banca IMI, Barclays, Citigroup, Goldman Sachs e Société Générale), del nuovo *benchmark* decennale BTP€i 15 settembre 2024, effettuata nel mese di marzo. In tale operazione sono stati assegnati 4.500 milioni di euro, a fronte di una domanda complessiva di 11,4 miliardi circa. La distribuzione per tipologia di investitore è

Nello stesso comparto sono stati proposti due nuovi BTP Italia con durata di 6 anni, diversamente dai 4 anni degli altri BTP Italia, e con un'innovativa modalità di svolgimento del collocamento, pensato per differenziare le categorie di investitori. Infatti, pur continuando ad essere proposto attraverso il MOT (Mercato Telematico delle Obbligazioni e Titoli di Stato di Borsa Italiana), il collocamento si è articolato in due fasi di distribuzione: la prima aperta a soggetti più propriamente identificabili come *retail*, ad esclusione quindi di determinate categorie di investitori (istituzionali residenti all'estero, controparti qualificate e clienti professionali), mentre l'ultimo giorno del periodo di collocamento è stato riservato ai soggetti non ammessi durante la prima fase.

In occasione della sesta emissione, Banca IMI S.p.A. e UniCredit S.p.A. hanno raccolto ordini per il BTP Italia 23/04/2014 - 23/04/2020, con tasso cedolare reale annuo definitivo dell'1,65%, per un importo complessivo di 20.565 milioni di euro.

Nel corso della prima fase del collocamento, dal 14 al 16 aprile, sono stati conclusi 170.217 contratti per un controvalore pari a 10.068 milioni di euro, di cui il 50% di importo inferiore ai 20.000 euro e l'80% di importo fino a 50.000 euro, con una presenza bilanciata di investitori individuali, classificati come persone fisiche, e *private banking*. Di questi, circa il 95% è stato rappresentato da soggetti domestici.

Nella seconda fase del periodo di collocamento, durante la quale il Tesoro ha esercitato la facoltà di chiusura anticipata, il numero di contratti conclusi è stato pari a 1.054 per un controvalore pari a 10.496 milioni di euro, di cui il 55% è stato sottoscritto da banche e circa il 30% da *asset manager* e fondi d'investimento. Quote minori sono state allocate presso banche centrali e istituzioni ufficiali (12%), assicurazioni e *corporation* (3%). Nell'ultimo giorno di collocamento si è assistito ad una notevole diversificazione geografica, pur in presenza di una quota dominante di investitori italiani, che hanno sottoscritto circa il 76% del controvalore relativo a questa fase, mentre agli investitori esteri è stato assegnato il 24%, con una prevalenza di europei, ma anche una presenza non trascurabile di investitori asiatici (6,4%).

L'accoglienza molto positiva ricevuta in questo collocamento, tenutosi in un contesto di mercato molto favorevole, ha però evidenziato anche che la restrizione temporale applicata alla seconda fase (riservata agli investitori istituzionali) non era stata sufficiente a limitare le dimensioni finali dell'emissione ai livelli più contenuti auspicati dal Tesoro.

Per la seconda emissione programmata nell'anno, tenutasi tra il 20 e il 23 ottobre, è stato allora introdotto un meccanismo di riparto per la seconda fase dell'emissione, sempre riservata alla componente istituzionale della domanda e limitata all'ultimo giorno del collocamento. In particolare, secondo tale meccanismo, le proposte di adesione raccolte durante tale fase possono essere soddisfatte sia interamente, sia applicando un meccanismo di riparto equi-proporzionale nel caso in cui la quantità raccolta ecceda l'importo massimo che il Tesoro è disposto ad emettere; tale ammontare viene comunicato successivamente alla chiusura della raccolta degli ordini. Nella settima emissione, tenutasi nel mese di ottobre, gli ordini sono stati raccolti attraverso BNP Paribas e Monte dei Paschi di Siena. Per il BTP Italia 27/10/2014 - 27/10/2020, del quale sono stati emessi 7.506 milioni di euro, è stato fissato il tasso cedolare reale annuo definitivo dell'1,25%. In particolare, nel corso della prima fase, dal 20 ottobre al 22 ottobre,

Nel 2014 le scadenze dei titoli a tasso variabile sono ammontate a circa 26 miliardi di euro, 12 miliardi in più rispetto all'importo rimborsato nel 2013. Tale volume di scadenze ha fatto sì che, nonostante l'aumento delle emissioni lorde di circa 5 miliardi, le emissioni nette siano risultate negative per -5.566 milioni di euro. Questo aspetto contribuisce all'obiettivo di riduzione dell'esposizione del debito al rischio di tasso di interesse. Infatti, nel corso degli ultimi dodici mesi, il circolante complessivo dei CCT[1] e CCTeu si è ridotto per un importo corrispondente alle emissioni nette, e la percentuale dei titoli a tasso variabile nella composizione dei titoli di Stato è risultata del 6,68% dello stock a fine 2014, rispetto al 7,24% registrato nel 2013.

Caratteristiche della domanda in asta per i BTP nominali in termini di residenza geografica

Anche nel 2014 larga parte (oltre il 95%) dei collocamenti via asta dei BTP nominali è stato sottoscritto dagli Specialisti in titoli di Stato. Di questi acquisti una parte rilevante si è dovuta agli ordini che gli Specialisti hanno ricevuto dai loro clienti istituzionali nelle fasi che immediatamente precedono o seguono la chiusura del collocamento.

Analizzando questi ordini su base mensile, è piuttosto evidente (vedi Grafico VI.12) come nel 2014 la componente della domanda estera sia aumentata in modo strutturale rispetto al 2013, seguendo una tendenza già maturata nella seconda metà di quello stesso anno. Tale aspetto ha sicuramente contribuito al miglioramento delle condizioni di mercato e di costo delle emissioni descritto nel Capitolo IV. Tuttavia, il profilo della presenza estera non è stato omogeneo, ma è apparso inevitabilmente influenzato dalle vicissitudini di mercato che si sono susseguite durante l'anno. Da notare, in particolare, come la tendenza all'aumento progressivo della presenza estera dei primi mesi dell'anno si sia in parte interrotta nei periodo da maggio ad agosto, caratterizzato da mercati maggiormente volatili e da fasi di tensione, per poi riprendere il suo percorso nell'ultimo trimestre.

Guardando alla composizione della domanda estera, l'aspetto certamente più rilevante è il ruolo crescente che nel 2014 hanno assunto gli investitori residenti in America, che hanno rivestito un ruolo fondamentale nell'ampliamento della base degli investitori esteri registrato nel 2014. Peraltro, guardando all'evoluzione infra-annuale, è interessante notare come questa domanda sia stata anche meno elastica di quella europea rispetto agli andamenti di mercato che hanno caratterizzato parte del secondo e del terzo trimestre dell'anno. Prendendo come riferimento l'intero biennio 2013-2014, è comunque ben visibile come anche la presenza degli investitori europei sia tornata su livelli strutturalmente più sostenuti.

[1] Si tenga presente che dal 2010 i CCT non vengono più emessi regolarmente ma solo per favorire la liquidità del mercato secondario dei titoli in circolazione.

nel 2014, raddoppiando di fatto la loro domanda media in asta. A rafforzare questa tendenza nel 2014 ha senza dubbio contribuito la performance molto positiva dei titoli di Stato nei mesi finali dell'anno, che hanno risentito non poco delle attese collegate agli interventi non convenzionali di politica monetaria della BCE mirati ad aumentare le aspettative di inflazione. L'attività di questo tipo di fondi si è quindi posta all'interno di un trend rialzista che ha connotato fortemente il mercato, specialmente nell'ultimo trimestre dell'anno.

Componenti residuali della domanda, ancorché importanti, sono stati da un lato i fondi pensione e le assicurazioni, dall'altro le banche centrali ed altre istituzioni pubbliche, che rispettivamente hanno rappresentato circa il 3-4 % della domanda complessiva.

GRAFICO VI.13: COMPOSIZIONE PER TIPOLOGIA DI CONTROPARTE DEGLI ORDINI PORTATI NELLE ASTE DEI BTP NOMINALI DA PARTE DEGLI SPECIALISTI IN TITOLI DI STATO (ANNI 2013-2014)


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Fondi gestione
Fondi Hedge
Compagnie assicurative
Corporate&Retail
Banche
Banche Centrali ed altre entità pubbliche
Fondi pensione

Le operazioni straordinarie di concambio e riacquisto

Come annunciato nelle Linee Guida per il 2014, nel corso dell'anno si è fatto ampio ricorso alle operazioni straordinarie di concambio e riacquisto di titoli di Stato, con la finalità principale di contenere le scadenze concentrate negli anni 2015 e 2017.

Oltre a favorire la gestione del rischio di rifinanziamento, queste operazioni hanno consentito il raggiungimento di ulteriori obiettivi, quali il miglioramento della liquidità e dell'efficienza del mercato secondario. Come di consueto, è stata infatti posta particolare attenzione nella scelta dei titoli oggetto delle operazioni

TABELLA VI.1: RIEPILOGO OPERAZIONI DI CONCAMBIO DEL 2014 (importi nominali in milioni di euro)

Data regolamento	Titolo emesso		Titoli acquistati		Ammontare emesso	Ammontare acquistato
	Tipologia	Anno scadenza	Tipologia	Anno scadenza		
20/02/2014	BTP	2018	BTP e CCTeu	2015 e 2017	2.500	2.565
26/05/2014	BTP	2018	BTP, CCT e CCTeu	2015 e 2017	2.334	2.463
25/06/2014	BTP	2022	BTP e CCTeu	2015 e 2017	2.231	2.555
20/10/2014	BTP	2023	BTP e CCTeu	2015 e 2017	1.000	1.504

Nel mese di dicembre il Tesoro ha poi effettuato un'operazione di riacquisto, avvalendosi dell'ingente liquidità presente sul Conto disponibilità. L'operazione, eseguita con asta in Banca d'Italia, ha riguardato tre BTP e due CCT, tutti con scadenze comprese tra il 2015 e il 2017, per un ammontare nominale complessivamente riacquistato pari a circa 4.036 milioni di euro.

TABELLA VI.2: RIEPILOGO OPERAZIONI DI RIACQUISTO DEL 2014 A VALERE SUL CONTO DISPONIBILITÀ (importi nominali in milioni di euro)

Data regolamento	Titoli acquistati		Ammontare acquistato
	Tipologia	Anno scadenza	
05/12/2014	BTP e CCT	2015, 2016 e 2017	4.036

Le operazioni straordinarie sopra descritte hanno consentito di riacquistare titoli di Stato in circolazione per un quantitativo totale di poco superiore a 13 miliardi di euro, rispetto ai circa 10 miliardi acquistati nel 2013. Il grafico successivo mostra come nel 2014 il Tesoro sia stato particolarmente attivo nell'operatività in questione; ciò è stato possibile anche grazie alle migliori condizioni di mercato che si sono verificate nel corso dell'anno.

GRAFICO VI.14: AMMONTARE RIACQUISTATO NELLE OPERAZIONI STRAORDINARIE – ANNI 2010-2014 (importi nominali in milioni di euro)


14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
2010
2011
2012
2013
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Concambio
Riacquisto conto disponibilità
Riacquisto fondo ammortamento

istituzionale e fissare un arbitraggio, riducendo così il costo dell'indebitamento, di 5 punti base rispetto al titolo domestico indicizzato (il BTP€i con scadenza settembre 2041).

Nel secondo semestre è stato eseguito un secondo piazzamento privato a 14 anni, per un ammontare complessivo di un miliardo di euro, con scadenza 15 settembre 2028 e cedola reale dell'1,51%. L'ammontare complessivo, molto rilevante, è stato collocato per intero presso un singolo investitore istituzionale, andando così a soddisfare una richiesta peculiare sulla specifica scadenza e permettendo al Tesoro di finanziarsi ad un costo anche in questo caso di 5 punti base inferiore rispetto al titolo domestico teorico di pari scadenza calcolato interpolando la curva dei tassi BTP€i.

VI.2 LA GESTIONE DEL PORTAFOGLIO DI DERIVATI

Alla luce degli obiettivi illustrati nel precedente Capitolo III.3 e delle considerazioni sui vantaggi derivanti al Tesoro dalla riduzione dell'esposizione delle banche controparti, cui si rinvia, nel corso dell'anno non sono stati aperti nuovi contratti, ma sono stati soggetti a modifica (perché ristrutturati o estinti) sei contratti preesistenti: quattro *swap* di valuta (*cross currency swap*), un'opzione su *swap* di tasso d'interesse (*swaption*) e uno *swap* di tasso d'interesse (*interest rate swap*), per un importo nozionale complessivo di poco inferiore a 8,4 miliardi di euro. Inoltre, nel corso dell'anno in esame sono state esercitate dalle controparti altre due *swaption*, generando così due nuovi *interest rate swap* (*IRS*).

Le sei modifiche del portafoglio di derivati intervenute nel corso del 2014 sono state determinate dalla situazione di tassi d'interesse eccezionalmente bassi verificatasi nel corso del 2014, nonché da esigenze di semplificazione e riduzione del rischio di credito associato ai contratti.

Infatti, la costante discesa dei tassi di mercato osservata nel corso del 2014 ha prodotto un incremento della *duration* del portafoglio di debito e di copertura già esistente, ponendo anche le condizioni per l'attivazione di nuovi *IRS* a tasso fisso attraverso l'esercizio di opzioni in precedenza vendute dal Tesoro.

Inoltre, il contenimento dell'esposizione delle banche controparti è stato, come anticipato nel precedente Capitolo III.3, funzionale a massimizzare l'attività degli intermediari nelle aste del debito pubblico, minimizzando quindi la probabilità che le stesse potessero risultare non coperte, e sul mercato secondario. La mancata copertura delle aste può infatti generare danni difficilmente calcolabili, pregiudicando il futuro accesso ai mercati finanziari e causando un'impennata nel costo del debito. Oltre a ciò, le banche controparti coprono normalmente la propria esposizione creditizia attraverso acquisti di *credit default swap* (*CDS*) sul merito di credito della Repubblica Italiana, acquisti che tendono a riflettersi sulle quotazioni dei *CDS*, aumentandone i relativi *spread* di credito, e a influenzare gli *spread* pagati dal debito di nuova emissione. Pertanto, è interesse del Tesoro una gestione di portafoglio che incentivi comportamenti delle proprie controparti funzionali alla riduzione del costo del collocamento del debito pubblico.

Per le *swaption* citate, la data di esercizio dell'opzione scadeva nel corso del 2014 e i livelli dei tassi di mercato, estremamente bassi, erano tali da renderne scontato l'esercizio. Mentre per due di esse tale esercizio si è effettivamente creditizio per la controparte bancaria, rispetto al mantenimento di una posizione di *duration* superiore sulla singola operazione. Peraltro, come anticipato, il portafoglio di derivati andava comunque registrando un incremento complessivo della propria durata finanziaria in corso d'anno.

VI.3 LE SCELTE DI EMISSIONE E LE ALTRE OPERAZIONI DI GESTIONE DEL DEBITO IN RELAZIONE ALL'OBIETTIVO 1

La composizione finale del portafoglio di emissioni dell'anno

L'obiettivo in termini di composizione del portafoglio delle emissioni dell'anno, illustrato nel precedente Capitolo III, è stato conseguito con particolare successo sui BOT e sul BTP Italia. Nel segmento BTP l'introduzione del 7 anni ha consentito un incremento della vita media delle nuove emissioni sul comparto, sebbene con un'intensità inferiore a quella prevista. D'altra parte, soprattutto sui titoli particolarmente a più lunga scadenza (oltre i dieci anni), sia nominali che indicizzati all'inflazione, le condizioni di mercato non hanno consentito di incrementare i volumi come ipotizzato in sede di programmazione degli obiettivi. Se infatti i più bassi rendimenti hanno spinto la domanda degli investitori verso scadenze più lunghe, questo, almeno nel caso italiano, si è manifestato principalmente con uno spostamento dal segmento 3-5 anni a quello 7-10 anni, con qualche impatto anche sulla scadenza 15 anni. Le condizioni di aumentata volatilità strutturale del mercato, la maggiore rischiosità intrinseca degli strumenti ad elevata *duration* e l'incertezza circa una possibile inversione del *trend* di calo dei tassi, poi non verificatosi, hanno contribuito a mantenere moderato l'interesse degli investitori per le scadenze extra-lunghe.

Nello specifico (vedi Tabella VI.4):

- gli ammontari di BOT emessi sono scesi sia in valore assoluto che in rapporto alle emissioni complessive, passando dal 46% circa del 2013 al 40% del 2014;
- è scesa solo lievemente la quota dei CTZ, passata dall'8% al 7%, ma in valore assoluto le emissioni sono calate di circa 5 miliardi di euro;
- la percentuale delle emissioni di BTP a 3 anni (8% circa) è rimasta stabile rispetto al 2013, mentre è cresciuta lievemente quella a 5 anni, passata dall'8 al 10%. E' aumentata sensibilmente, arrivando al 7%, quella a 7 anni per via della regolarità delle emissioni in asta di questa scadenza, introdotta per la prima volta nell'ottobre 2013 con un'operazione sindacata;
- le emissioni sul comparto BTP a lungo termine nominale (10,15 e 30 anni) sono rimaste stabili intorno al 14%;
- su entrambi i segmenti CCTeu e BTP€i sono aumentate le emissioni complessive, mentre le loro quote sul totale emesso sono salite, ma in misura contenuta, passando dal 2,2% al 3% per i BTP€i e dal 4% al 5% per i CCTeu;
- la riduzione del segmento BTP Italia è stata significativa, se si considera che nel 2014 le emissioni sono scese di oltre 11 miliardi, con una quota sul totale emesso ridotta dall'8% a meno del 6%.

mentre la quota del BTP Italia è aumentata, passando dal 3,85 per cento a fine 2013 al 5,30 per cento a fine 2014 (in termini rivalutati).

Complessivamente, il comparto dei titoli indicizzati all'inflazione nel 2014 è rimasto sostanzialmente stabile in rapporto al debito totale, arrivando al 12,6 per cento dall'11,6 per cento del 2013, in coerenza con le scelte di portafoglio del Tesoro volte a mantenere sotto controllo l'esposizione totale all'inflazione.

In continuità con gli ultimi anni, si è lievemente ridotta la quota estera sul totale del debito, passando dal 3,30 per cento nel 2013 al 3,14 per cento nel 2014.

GRAFICO VI.15: COMPOSIZIONE DELLO STOCK DI TITOLI DI STATO AL 31 DICEMBRE 2014


BTP Italia (rivalutato) 5,30%
Estero in €uro 3,02%
Estero in valuta 0,12%
BOT 7,04%
CCT 1,78%
CCTeu 4,90%
BTP €i (rivalutato) 7,31%
CTZ 2,96%
BTP 67,56%

Analogamente al 2013, sulla struttura dello stock del debito di fine 2014 hanno influito le operazioni di *buy-back* via asta e le operazioni di concambio descritte in precedenza. Facendo riferimento al solo aggregato dei titoli di Stato domestici, il Grafico VI.16 descrive le tendenze fin qui illustrate: il lieve decremento della componente a tasso variabile e di quella legata all'indice di inflazione *HICP* europeo, la permanente rilevanza di quella legata al tasso fisso e l'incremento di quella legata all'indice di inflazione FOI italiano, a motivo del programma del BTP Italia.

GRAFICO VI.16: STRUTTURA DELLO STOCK DEI TITOLI DI STATO DOMESTICI


Tasso variabile
Tasso fisso
BTP€i
BTP Italia
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1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014

GRAFICO VI.17: SCADENZE PER CLASSI DI VITA RESIDUA ANNI 2012-13-14*


25%
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5%
0%
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2013
2014
< 1 anno
1 - 3 anni
>3 - 5 anni
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> 7 - 10 anni
>10

*) Lo stock dei titoli indicizzati all'inflazione tiene conto della rivalutazione del capitale maturata alla fine di ogni anno e i titoli in valuta sono valorizzati post swap di cambio.

Con riferimento invece al rischio di tasso di interesse, si nota come il valore della durata finanziaria (*duration*) dello stock di titoli di Stato al 31 dicembre 2014 sia significativamente aumentato rispetto a quello di fine 2013, passando da 4,74 a 5,26 anni, in particolare grazie alla marcata riduzione del livello generale dei tassi di interesse. Il relativo obiettivo esposto nel Capitolo III risulta pertanto raggiunto. D'altra parte l'*average refixing period* riferito allo stesso aggregato è passato dai 5,44 anni di fine 2013 ai 5,38 del 2014, segnando quindi un sostanziale rallentamento della sua discesa (nel 2013 era sceso di 0,15 anni), anche in questo caso in linea con l'obiettivo 1 del Capitolo III.

TABELLA VI.6: ANDAMENTO DI DURATION E ARP NEGLI ANNI 2012-14 RELATIVAMENTE ALLO STOCK DI TITOLI DI STATO (in anni)

	Duration			ARP		
	31/12/2012	31/12/2013	31/12/2014	31/12/2012	31/12/2013	31/12/2014
Titoli domestici	4,67	4,73	5,25	5,51	5,35	5,30
Titoli estero ante derivati	5,53	4,97	5,46	7,57	8,02	7,70
Stock titoli di Stato	4,71	4,74	5,26	**5,59**	**5,44**	**5,38**

La gestione del portafoglio di derivati nel corso del 2014 ha rispettato gli obiettivi assegnati e tenuto conto dei vincoli esistenti, esposti nel precedente Capitolo III.

Il portafoglio di derivati ha, infatti, contribuito ad allungare la *duration* complessiva del debito nel corso del 2014. A fronte dei dati illustrati nella Tabella VI.6 per lo stock dei titoli di Stato, alla fine dell'anno in esame la *duration* complessiva ha raggiunto i 5,77 anni, in aumento dai 5,18 anni registrati al 31 dicembre 2013. Coerentemente il portafoglio di derivati ha contribuito ad allungare anche *l'average refixing period* del debito: alla fine del 2014 l'*ARP* complessivo si attesta a 5,97 anni, sostanzialmente stabile rispetto al valore di 6,05 anni registrato al 31 dicembre 2013.

Per misurare il contributo degli strumenti derivati all'allungamento della *duration* e dell'*ARP* complessivi si sono attribuiti puntualmente i derivati riferiti stock dei titoli. La pronunciata discesa dei tassi d'interesse verificatasi nel corso del 2014 ha quindi necessariamente influenzato più che proporzionalmente i derivati rispetto al debito sottostante.

Più in dettaglio, con riferimento al portafoglio di strumenti derivati, il peggioramento di circa 13 miliardi di euro del valore di mercato registrato nel corso del 2014 è da attribuire al calo della curva dei tassi *swap* in euro, molto pronunciato oltre la scadenza dei 10 anni; il tratto della curva compreso tra i 10 e 20 anni, al quale il portafoglio in considerazione è particolarmente esposto, ha subito una riduzione superiore a 140 punti base (1,40%).

GRAFICO VI.18: CURVE DEI TASSI SWAP IN EURO


3,300
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EUR-SW-31Y
EUR-SW-33Y
EUR-SW-35Y
EUR-SW-37Y
EUR-SW-39Y
EUR-SW-41Y
EUR-SW-43Y
EUR-SW-45Y
EUR-SW-47Y
EUR-SW-49Y

Nella successiva tabella VI.8, sono rappresentati i nozionali e i valori di mercato dei segmenti in cui si può suddividere il portafoglio di strumenti derivati. Riguardo ai derivati sul debito, i *cross currency swap* sono riferiti alle emissioni denominate in valuta estera, mentre gli IRS di copertura sono riferiti alle emissioni di titoli del programma *MTN* denominate in euro. Inoltre, nella categoria "IRS di *duration*" sono comprese tutte le posizioni riconducibili alla strategia di protezione dal rialzo dei tassi di interesse, che, in alcuni casi, vedono associata agli IRS la vendita di *receiver swaption*, così come illustrato nel Capitolo III. Il segmento degli "IRS ex-ISPA" ricomprende tutti i contratti derivati associati alle passività della società Infrastrutture S.p.A. oggetto dell'accollo da parte del Tesoro disposto dalla Legge finanziaria per il 2007. Nella categoria "*Swaption*" sono rappresentate le *receiver swaption stand-alone*, ossia non collegate a IRS preesistenti.

Sono infine riportati i valori relativi ai derivati su attivi e al portafoglio complessivo.

GRAFICO VI.19: EVOLUZIONE PROSPETTICA DEL NOZIONALE DEL PORTAFOGLIO DERIVATI NELL'IPOTESI DEI ESERCIZIO DELLE SWAPTIONS (dati in milioni di euro)


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GRAFICO VI.20: STRUTTURA PER SCADENZA DEL NOZIONALE DEL PORTAFOGLIO DERIVATI NELL'IPOTESI DI ESERCIZIO DELLE SWAPTIONS (dati in milioni di euro)


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Derivati su titoli esteri 31/12/2013
Altri derivati 31/12/2013
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Il costo del debito

Il costo medio ponderato delle nuove emissioni nel 2014 è sceso ulteriormente portandosi all'1,35% dal 2,08% del 2013. La discesa dei tassi di mercato, illustrata nel Capitolo IV, ha quindi significativamente più che compensato il graduale

GRAFICO VI.22: COSTO MEDIO DELLO STOCK DEI TITOLI DI STATO PRE E POST DERIVATI – ANNI 2005-2014 (tassi percentuali)


4,50
4,00
3,50
3,00
2,50
%
2,00
1,50
1,00
0,50
0,00

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
pre-derivati	4,12	4,11	4,27	4,29	3,79	3,61	3,75	3,85	3,73	3,70
post-derivati	4,06	4,15	4,31	4,37	3,85	3,73	3,88	4,09	3,90	3,89

VI.4 LA GESTIONE DELLA LIQUIDITÀ DEL TESORO

Il 2014 si è distinto dagli anni precedenti per gli elevati volumi di disponibilità liquide, che hanno indotto il Tesoro ad impiegare considerevoli quantità di fondi sul mercato. Come anticipato nel Capitolo IV, ci si è però scontrati con una situazione di mercato e di politica monetaria avversa, caratterizzata da liquidità in eccesso e tassi a breve termine prossimi a zero o addirittura negativi.

Come ampiamente descritto nel Capitolo III, la gestione della liquidità del Tesoro avviene tramite la cosiddetta operatività OPTES, che ha lo scopo di stabilizzare il saldo del Conto disponibilità. Tale attività prevede il monitoraggio dei saldi e flussi di tesoreria, tramite un continuo scambio informativo tra il MEF e la Banca d'Italia e l'utilizzo di strumenti di *cash management*, che includono aste quotidiane e operazioni bilaterali - di impiego o raccolta della liquidità - svolte con controparti selezionate, nonché depositi vincolati accesi dal Tesoro presso la Banca d'Italia.

L'operatività OPTES e il contesto di mercato

Nei primi mesi dell'anno, l'operatività OPTES è stata caratterizzata da un buon riscontro di mercato, con una crescente domanda di liquidità da parte delle controparti bancarie; infatti, fino al mese di maggio 2014 si è osservato un continuo incremento degli importi assegnati in asta e del relativo tasso medio ponderato (si vedano i successivi Grafici VI.23 e VI.24). Questa attività, unita al costante ricorso ad operazioni bilaterali e all'accensione di depositi vincolati, ha consentito al Tesoro di impiegare quasi totalmente la propria liquidità e conseguire quotidianamente un saldo del Conto disponibilità prossimo allo zero e coerente con il saldo obiettivo concordato tra MEF e Banca d'Italia nella Convenzione OPTES.

GRAFICO VI.24: ANDAMENTO DEI TASSI *OVERNIGHT* SUL MERCATO MONETARIO E ALLE ASTE OPTES NEL 2014 (tassi percentuali)


0,70
0,60
0,50
0,40
0,30
0,20
0,10
0,00
-0,10
gen
feb
mar
apr
mag
giu
lug
ago
set
ott
nov
dic
Tasso medio ponderato aste OPTES
Tasso EONIA

L'impatto della politica monetaria è evidente anche dall'andamento dei tassi di interesse, già discusso nel Capitolo IV. Il grafico VI.24 mostra, ad esempio, sia il tasso EONIA - riferimento di mercato sulla scadenza *overnight* - sia il rendimento medio ponderato osservato alle aste OPTES del 2014 in cui ci sia stata partecipazione (come detto, tali aste hanno la medesima scadenza a un giorno). Non si può fare a meno di notare la spaccatura che si verifica tra la prima e la seconda metà dell'anno, con il crollo dei tassi sul mercato monetario, seguito da un analogo andamento dei rendimenti alle aste di liquidità e associato alla minore partecipazione sopra descritta.

Dal grafico precedente si può anche osservare come il rendimento medio ponderato delle aste OPTES si sia spesso appiattito sul tasso minimo accettato dal Tesoro nelle medesime operazioni, che da giugno è stato posto a zero. La valutazione di costo/rischio operata in tal senso dal Tesoro - che ha preferito evitare impieghi di mercato a tassi negativi - può spiegare in parte la minore partecipazione osservata dal mese di agosto, quando il tasso EONIA ha iniziato ad assumere con frequenza valori inferiori a zero.

L'impatto delle nuove disposizioni di politica monetaria

Il favorevole contesto di mercato dei primi mesi del 2014 si è dunque radicalmente modificato a seguito delle disposizioni di politica monetaria adottate dalla BCE il 5 giugno, di cui si è discusso ampiamente nel Capitolo IV. L'operatività OPTES è stata fortemente interessata da tali interventi, perché, oltre a determinare un abbassamento dei tassi di riferimento, la Banca Centrale Europea - con la Decisione BCE/2014/23 e l'Indirizzo BCE/2014/22 - ha introdotto una modifica al regime dei depositi governativi detenuti presso le banche centrali nazionali (BCN), che penalizza le giacenze detenute dal Tesoro in Banca d'Italia e disincentiva la costituzione di depositi vincolati presso la stessa.

che ha imposto l'immediata applicazione delle nuove regole a tutte le forme di depositi governativi, rendendo sconveniente per il Tesoro l'apertura di nuovi depositi vincolati.

I grafici che seguono mostrano il confronto degli impieghi medi della liquidità a fine mese tra i due semestri dell'anno, dove per semplicità si è omesso il mese di giugno, in cui sono state adottate le menzionate riforme di politica monetaria.

GRAFICO VI.25A: GIACENZA MEDIA DELLA LIQUIDITÀ A FINE MESE – GEN MAG 2014


Depositi
vincolati
77%
Operazioni
OPTES
22%
Conto
disponibilità
1%

GRAFICO VI.25B: GIACENZA MEDIA DELLA LIQUIDITÀ A FINE MESE – LUG DIC 2014


Operazioni
OPTES
71%
Conto
disponibilità
29%

Si può notare facilmente come il nuovo contesto - data l'impossibilità, di fatto, di accendere nuovi depositi vincolati - abbia imposto un vistoso incremento della quota di impieghi in operazioni di mercato, nonché della liquidità giacente sul Conto disponibilità.

Gli effetti sopra osservati sembrano in linea con la direzione auspicata dalla BCE che, con le misure sui tassi di riferimento e gli interventi non convenzionali adottati nel 2014, ha creato le condizioni favorevoli ad un eccesso di liquidità sul mercato, in linea con una politica monetaria espansiva.

del Conto disponibilità. Tale monitoraggio si è esteso ad alcuni conti minori, i quali - sebbene gestiti al di fuori del servizio di tesoreria e con giacenze di norma piuttosto contenute - sono ricaduti all'interno del perimetro dei depositi governativi, a seguito delle ormai note disposizioni della BCE del 5 giugno.

Oltre agli scambi informativi quotidiani, che si sono svolti con ripetuti aggiornamenti nel corso di ciascun giorno lavorativo con la finalità di stimare il saldo del Conto di fine giornata, le previsioni sulla liquidità del MEF e della Banca d'Italia si sono avvalse dei consueti flussi settimanali. Come detto, tali scambi informativi riguardano scenari di più lungo periodo, di durata coerente con le esigenze di politica monetaria.

La rilevanza assunta dal monitoraggio e dalla gestione del Conto disponibilità è stata già discussa nel Capitolo III e, in particolare, illustrata nel Grafico III.3 che evidenziava la forte volatilità del Conto nell'arco di un mese medio del 2013. Il medesimo grafico è qui di seguito riportato con riferimento al 2014, al fine di mostrare come il critico andamento degli incassi e pagamenti si sia reso ancor più evidente nell'anno in questione, quando lo scarto tra il saldo di liquidità minimo e massimo del mese è arrivato a superare mediamente i 24 miliardi di euro. Si ricorda che tale grafico pone per semplicità a zero il saldo minimo mensile (che si è mediamente verificato nel 16° giorno del mese), per rendere più facilmente visibili le escursioni cicliche infra-mensili che caratterizzano il saldo delle disponibilità liquide del Tesoro.

GRAFICO VI.26: VARIAZIONI MEDIE INFRA MENSILI DELLE DISPONIBILITÀ LIQUIDE DEL TESORO: SCARTI RISPETTO AL MINIMO DEL MESE - ANNO 2014 (importi in milioni di euro)


25.000
20.000
15.000
10.000
5.000
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31
Giorno del mese

Come detto, queste variazioni sono in prevalenza attribuibili agli incassi relativi alle entrate fiscali, che avvengono nella seconda metà del mese, e al pagamento dei trattamenti previdenziali, concentrato nel primo giorno del mese. A tali rilevanti movimenti si aggiungono le emissioni e, soprattutto, le scadenze dei titoli di Stato, che talvolta contribuiscono al notevole calo di inizio e metà mese.

intervenuto nel corso dell'anno adeguandolo alla situazione di mercato, coerentemente con le proprie valutazione di costo e rischio.

Il ricorso alle operazioni di mercato è stato superiore agli anni precedenti perché esse sono servite anche per impiegare, almeno in parte, la base più stabile delle giacenze disponibili, in passato detenuta in depositi vincolati. Ciò ha determinato un marcato aumento sia della liquidità offerta alle aste, sia degli impieghi con operazioni bilaterali.

Il monitoraggio del rischio di credito connesso alla gestione della liquidità

Nel mutevole contesto di mercato che si è venuto a creare nel 2014, anche la gestione del rischio di credito ha assunto un ruolo determinante per l'operatività OPTES. Infatti, nel corso dell'anno il Tesoro ha ritenuto opportuno apportare una lieve revisione dei parametri di rischio, adottando criteri di *risk management* più simili a quelli seguiti dalla BCE nella gestione degli strumenti di garanzia.

Ciò ha favorito la partecipazione delle controparti alle aste di liquidità, consentendo di compensare almeno parzialmente la minore domanda che ha caratterizzato gli ultimi mesi dell'anno.

I risultati conseguiti nel corso del 2014

Come già detto, i primi mesi del 2014 sono stati caratterizzati da una gestione della liquidità simile a quella degli anni precedenti, svolta per altro in un contesto di mercato volatile, ma che appariva in via di miglioramento. Ciò ha reso possibile un agevole impiego delle giacenze, sul mercato e in Banca d'Italia, e la conseguente stabilizzazione del saldo del Conto disponibilità su livelli prossimi a zero.

In particolare, ai sensi della Convenzione OPTES stipulata tra MEF e Banca d'Italia nel 2011, si era fissato un saldo obiettivo del Conto di fine giornata prossimo ad 800 milioni di euro e tale valore - tra gennaio e maggio 2014 - è stato conseguito con una buona approssimazione nell'87% dei giorni[10]. Inoltre, in quel periodo, lo scostamento medio dal saldo obiettivo è stato estremamente contenuto, inferiore al 3% del saldo stesso. Tali ottimi risultati si evincono anche dalla successiva Tabella VI.9, che mostra la consistenza totale della liquidità del Tesoro alla fine di ciascun mese del 2014, con la relativa ripartizione per tipologia di impiego, tra Conto disponibilità, depositi vincolati ed operazioni di mercato.

[10] Si fa riferimento ai giorni in cui il saldo obiettivo è stato raggiunto con uno scostamento inferiore al 5%. Sono stati considerati tutti i giorni di calendario dei primi cinque mesi dell'anno, con la sola esclusione della giornata festiva del 1° gennaio.

Quanto detto è particolarmente vero per un Paese come l'Italia, che si distingue per il consistente volume di titoli in emissione e in scadenza. Proprio i rimborsi di titoli di Stato, che nel 2014 erano particolarmente concentrati nel secondo semestre, spiegano l'elevata giacenza detenuta a titolo prudenziale, riscontrabile nella precedente Tabella VI.9 soprattutto nella parte centrale dell'anno[12].

Al riguardo, si ricorda che nel Capitolo III si era già evidenziato come sia ambizioso conseguire l'obiettivo di stabilizzazione del saldo del Conto disponibilità, soprattutto se visto in congiunzione con l'altro obiettivo strategico di gestione del debito pubblico, che pone particolare attenzione al profilo di costo e rischio e richiede quindi di detenere un adeguato margine di liquidità sul Conto. È utile quindi evidenziare come i due obiettivi debbano essere interpretati e valutati congiuntamente.

Nonostante le alterne condizioni che hanno caratterizzato il 2014, il Tesoro ha perseguito l'obiettivo 2 impegnandosi a conseguire la stabilizzazione del saldo nel corso dell'intero anno, adottando tutte le misure di gestione e monitoraggio descritte nel presente paragrafo.

In particolare, nel 2014 il monitoraggio del Conto ha dato risultati soddisfacenti, confermati da una buona capacità previsionale che non è stata affetta dalla maggiore volatilità dei saldi del secondo semestre. Infatti, le giacenze disponibili stimate dal MEF negli scambi informativi settimanali con la Banca d'Italia hanno fatto registrare scostamenti dai dati di consuntivo nell'ordine del 10-15%, rispetto ai movimenti giornalieri oggetto di stima. Lo scostamento si riduce addirittura mediamente al 2%, se rapportato al valore delle disponibilità liquide detenute dal Tesoro nel medesimo giorno a cui si riferisce la previsione. Ciò ha consentito di ottenere una stabilizzazione dei saldi - tra dati di stima e consuntivi - anche se su livelli di giacenza superiori rispetto agli anni precedenti.

Inoltre, i risultati conseguiti con la quotidiana attività di *cash management* sono dimostrati dalla minore disponibilità detenuta sul Conto che si osserva nell'ultimo quadrimestre dell'anno, rilevabile dalla precedente tabella VI.9 (che, si ricorda, è riferita alle consistenze di fine mese).

Le misure adottate nel 2014 per un'efficiente gestione della liquidità del Tesoro includono anche le modifiche alla normativa di riferimento apportate a fine anno con la Legge di stabilità per il 2015, di cui si è detto nel precedente paragrafo. Tale intervento di armonizzazione con l'ordinamento comunitario riguarderà anche la normativa secondaria, con una revisione che interesserà la citata Convenzione OPTES, in parte già emendata di fatto dalle decisioni della BCE.

[12] Inoltre, nel corso del 2014 è stato necessario detenere una riserva di liquidità superiore alla norma, per poter far fronte al pagamento di debiti certi, liquidi ed esigibili di cui al Decreto Legge n. 35 dell'8 aprile 2013, convertito con modificazioni dalla Legge n. 64 del 6 giugno 2013.

